Filed Pursuant to Rule 424B3
Registration File No. 333-135545

The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to purchase these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus Supplement dated May 27, 2008

PROSPECTUS SUPPLEMENT

(To prospectus dated June 30, 2006)

38,000,000 Shares

COMMON STOCK

This is an offering of up to an aggregate of 38,000,000 shares of common stock of JetBlue Airways Corporation, assuming no exercise of the over-allotment option in respect of the convertible debentures offered in the concurrent offering. The shares of our common stock offered hereby are shares that we will loan to Morgan Stanley Capital Services, Inc., an affiliate of Morgan Stanley & Co. Incorporated, the underwriter for this offering, which affiliate we refer to as the ‘‘share borrower.’’ Those shares are referred to in this prospectus supplement as the ‘‘borrowed shares.’’

We will not receive any proceeds from the sale of the borrowed shares in this offering, but will receive a nominal loan fee from the share borrower for the use of the borrowed shares. The share borrower or its affiliates will receive all the proceeds from the sale of the borrowed shares. We have been advised by the underwriter for this offering that it, or its affiliates, intend to use the short position created by the share loan and the short sales of the borrowed shares to facilitate transactions by which investors in our          % convertible debentures due 2038 and our          % convertible debentures due 2038, which we refer to collectively as our ‘‘convertible debentures’’ and that are being offered in a concurrent offering pursuant to a separate prospectus supplement and accompanying prospectus, may hedge their investments through short sales or privately negotiated derivatives transactions. The offering of our common stock pursuant to this prospectus supplement and the accompanying prospectus is contingent upon the closing of the convertible debentures offering.

Up to 38,000,000 borrowed shares are being offered by this prospectus supplement at a price of $    per share concurrently with the offering of the convertible debentures. If fewer than that number of shares are sold concurrently with the offering of the convertible debentures, the share borrower may from time to time during a permitted borrowing period borrow additional shares from us for additional offerings that may be made on a delayed basis in transactions that may include block sales, sales in the over-the-counter market, sales pursuant to negotiated transactions or otherwise. The total number of shares that the share borrower can borrow under the share lending agreement is limited to a maximum of 38,000,000 shares, assuming no exercise of the over-allotment option in respect of the convertible debentures offered in the concurrent offering. See ‘‘Share Lending Agreement; Concurrent Offering of Convertible Debentures’’ and ‘‘Underwriting.’’

Our common stock is listed on the Nasdaq Global Select Market under the symbol ‘‘JBLU.’’ On May 23, 2008, the last reported sale price of our common stock on the Nasdaq Global Select Market was $4.20 per share.

Investing in our common stock involves risks. See ‘‘Risk Factors’’ beginning on page S-10 of this prospectus supplement.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares on or about                 , 2008.

MORGAN STANLEY

              , 2008.

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. This document may be used only where it is legal to sell these securities. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement. Also, you should not assume that there has been no change in the affairs of JetBlue since the date of this prospectus supplement.

 Special Note About Forward-Looking Statements

Statements in this prospectus supplement and in the accompanying prospectus and other materials filed or to be filed with the Securities and Exchange Commission (or otherwise made by JetBlue or on JetBlue’s behalf) contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which represent our management’s beliefs and assumptions concerning future events. When used in this prospectus supplement and in the accompanying prospectus and in other materials filed or to be filed with the SEC (or otherwise made by JetBlue or on JetBlue’s behalf), forward-looking statements include, without limitation, statements regarding financial forecasts or projections, and our expectations, beliefs, intentions or future strategies that are signified by the words ‘‘expects,’’ ‘‘anticipates,’’ ‘‘intends,’’ ‘‘believes,’’ ‘‘plans’’ or similar language. These forward-looking statements are subject to risks, uncertainties and assumptions that could cause our actual results and the timing of certain events to differ materially from those expressed in the forward-looking statements. It is routine for our internal projections and expectations to change as the year or each quarter in the year progresses, and therefore it should be clearly understood that the internal projections, beliefs and assumptions upon which we base our expectations may change prior to the end of each quarter or year. Although these expectations may change, we may not inform you if they do.

You should understand that many important factors, in addition to those discussed or incorporated by reference in this prospectus supplement or in the accompanying prospectus or other public communications, could cause our results to differ materially from those expressed in the forward-looking statements. Potential factors that could affect our results include, in addition to others not described in this prospectus supplement or in the accompanying prospectus or other public communications, are those described in the ‘‘Risk Factors’’ section of this prospectus supplement and the accompanying prospectus. In light of these risks and uncertainties, the forward-looking events discussed in this prospectus supplement or the accompanying prospectus or other public communications might not occur.

SUMMARY

This summary highlights selected information about our company and the offering of shares of our common stock. This summary is not complete and does not contain all of the information that may be important to you. You should read carefully this entire prospectus supplement and the accompanying prospectus, including the ‘‘Risk Factors’’ section, and the other documents that we refer to and incorporate by reference herein for a more complete understanding of us and this offering. In particular, we incorporate by reference important business and financial information into this prospectus supplement and the accompanying prospectus. As used in this prospectus supplement and the accompanying prospectus, the terms ‘‘JetBlue’’ ‘‘we’’ ‘‘us’’ ‘‘our’’ and similar terms refer to JetBlue Airways Corporation and its subsidiaries, unless the context indicates otherwise.

JetBlue Airways Corporation

JetBlue Airways Corporation is a passenger airline that provides award-winning customer service at low fares primarily on point-to-point routes. As of March 31, 2008, we served 53 destinations in 21 states, Puerto Rico, Mexico and the Caribbean. Most of our flights have, as an origin or destination, one of our focus cities: Boston, Fort Lauderdale, Long Beach, New York, Orlando, or Washington, D.C. As of March 31, 2008, we operated over 550 daily flights with a fleet of 105 Airbus A320 aircraft and 34 EMBRAER 190 aircraft. For the year ended December 31, 2007, JetBlue was the 8th largest passenger carrier in the United States based on revenue passenger miles as reported by those airlines.

Corporate Information

JetBlue was incorporated in Delaware in August 1998 and commenced service in February 2000. Our principal executive offices are located at 118-29 Queens Boulevard, Forest Hills, New York 11375 and our telephone number is (718) 286-7900. Our website address is http://investor.jetblue.com. Information contained on our website is not a prospectus and does not constitute part of this prospectus supplement or the accompanying prospectus.

Recent Developments

On April 22, 2008, we reported our results for the first quarter of 2008. In that quarter, we had operating revenues of $816 million, operating income of $17 million, a pre-tax loss of $13 million and a net loss of $8 million. For additional information regarding our first quarter results, you should refer to our Quarterly Report on Form 10-Q, which we have filed with the SEC and which is incorporated by reference herein. See ‘‘Where You Can Find More Information.’’ In addition, on that date we also stated that we were considering a range of strategic alternatives for our LiveTV business, which provides in-flight entertainment systems and data connectivity services for commercial aircraft operated both by us and by third parties. We further stated that it might be a few quarters until we have prioritized our options regarding these alternatives. Morgan Stanley is serving as our financial advisor. We cannot predict the outcome of our consideration, or whether it will result in the occurrence of any transaction.

On May 27, 2008, we announced that we planned to defer delivery of 21 Airbus A320 aircraft between 2014 through 2015, which were originally scheduled for delivery between 2009 through 2011. After giving effect to the deferral, the schedule for delivery of our A320 aircraft will be as follows:

	2009	2010	2011	2012	2013	2014	2015
Previous Firm A320 Orders	12	10	10	13	13	0	0
Revised Firm A320 Orders	3	3	5	13	13	12	9
Net Change	(9)	(7)	(5)	0	0	12	9

We believe that these deferrals will help us further moderate our growth rate in 2009 and beyond, and help us enhance liquidity, defer future debt obligations and drive improved profitability.

In addition, as previously disclosed, we use several credit card processing companies to process ticket sales on credit cards. Our agreements with them provide for deposits or holdbacks from card proceeds in certain circumstances. We have entered into ongoing discussions with one of our primary credit card processors that, while not finalized, we believe will result in a requirement to post, as security for its exposure, a portion of our air traffic liability in an initial amount of approximately $30-$35 million either in the form of cash or a letter of credit. We further anticipate, as part of these discussions, that the processor will provide us with financial and other credit criteria currently used to establish its security requirements.

In addition, also as previously disclosed, our business is highly dependent on the price and availability of fuel. Since March 31, 2008, market prices for oil have continued to increase, reaching record levels and driving jet fuel prices higher. Although our hedging activities partially protect us against significant increases in fuel prices, such increases cause our expenses to increase, and, if current levels are sustained, would adversely affect our results and financial condition.

Concurrent Transaction

Concurrently with this offering of borrowed shares, we are offering, by means of a separate prospectus supplement and accompanying prospectus, $80 million aggregate principal amount of our          % convertible debentures due 2038 and $80 million aggregate principal amount of our          % convertible debentures due 2038, which we refer to collectively as the convertible debentures, in an offering registered under the Securities Act. We also expect to grant a 30-day option to the underwriters of the convertible debentures to purchase up to an additional 15% of the aggregate principal amount of the convertible debentures of each series solely to cover over-allotments in respect of that series.

We intend to use the net proceeds of the offering of the convertible debentures (after discounts, commissions and expenses, including the funding of related escrow accounts) for general corporate purposes. We have been advised by the underwriter for this offering that it, or its affiliates, intend to use the short position created by the share loan and the short sales of the borrowed shares to facilitate transactions by which investors in our convertible debentures may hedge their investments through short sales or privately negotiated derivatives transactions. The offering of our common stock pursuant to this prospectus supplement and the accompanying prospectus is contingent upon the closing of the convertible debentures offering. We expect to deliver such convertible debentures concurrently with the closing of this offering. See ‘‘Share Lending Agreement; Concurrent Offering of Convertible Debentures’’ and ‘‘Underwriting.’’

The Offering

Issuer	JetBlue Airways Corporation

Nasdaq Global Select Market Symbol	JBLU

Shares of Common Stock Offered	Up to 38,000,000 shares, assuming no exercise of the over-allotment option in respect of the convertible debentures offered in the concurrent offering.

Shares of Common Stock Outstanding Following this Offering(1)	Up to 263,663,658 shares (including up to 38,000,000 shares offered hereby).

Trading Symbol for our Common Stock	Our common stock is listed on the Nasdaq Global Select Market under the symbol ‘‘JBLU’’.

Use of Proceeds	The shares of our common stock offered hereby are shares that we have loaned to the share borrower pursuant to a share lending agreement dated as of May , 2008 (which we refer to as the ‘‘share lending agreement’’). We will not receive any proceeds from the sale of the borrowed shares in this offering, but we will receive a nominal lending fee of $0.01 per share from the share borrower for the use of the borrowed shares. The share borrower or its affiliates will receive all the proceeds from the sale of the borrowed shares. We have been advised by the underwriter for this offering that it, or its affiliates, intend to use the short position created by the share loan and the short sales of the borrowed shares to facilitate transactions by which investors in our convertible debentures may hedge their investments through short sales or privately negotiated derivatives transactions. See ‘‘Share Lending Agreement; Concurrent Offering of Convertible Debentures’’ and ‘‘Underwriting.’’

Risk Factors	You should carefully consider the information set forth in the ‘‘Risk Factors’’ section of this prospectus supplement and accompanying prospectus as well as the other information included in or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to invest in our common stock.

(1)	As of March 31, 2008. Excludes the following at March 31, 2008:
•	49,530,837 shares of common stock reserved for issuance under our amended and restated 2002 Stock Option Plan, of which 29,152,415 shares were subject to outstanding options at a weighted average exercise price of $12.31 per share, and 1,546,025 shares were subject to outstanding restricted stock units as of March 31, 2008.
•	25,524,648 shares of common stock reserved for issuance under our crewmembers stock purchase plan as of March 31, 2008.

Summary Financial Data

The following tables set forth our summary consolidated financial information. We derived the statements of operations data and other financial data for the three years ended December 31, 2007 and the three months ended March 31, 2007 and 2008, and balance sheet data as of such dates from our consolidated financial statements incorporated by reference into this prospectus supplement. This information should be read in conjunction with the consolidated financial statements and related notes thereto incorporated by reference into this prospectus supplement.

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005
	(in millions, except per share data)
Statement of Operations Data:
Operating revenues	$816	$608	$2,842	$2,363	$1,701
Operating expenses:
Aircraft fuel	308	190	929	752	488
Salaries, wages and benefits	178	164	648	553	428
Landing fees and other rents	51	45	180	158	112
Depreciation and amortization	45	42	176	151	115
Aircraft rent	32	30	124	103	74
Sales and marketing	39	29	121	104	81
Maintenance materials and repairs	33	26	106	87	64
Other operating expenses (1)	113	95	389	328	291
Total operating expenses (2)	799	621	2,673	2,236	1,653
Operating income	17	(13)	169	127	48
Other income (expense)	(30)	(32)	(128)	(118)	(72)
Income (loss) before income taxes	(13)	(45)	41	9	(24)
Income tax expense (benefit)	(5)	(23)	23	10	(4)
Net income (loss)	$(8)	$(22)	$18	$(1)	$(20)
Earnings (loss) per common share:
Basic	$(0.04)	$(0.12)	$0.10	$—	$(0.13)
Diluted	$(0.04)	$(0.12)	$0.10	$—	$(0.13)
Other Financial Data:
Operating margin	2.2%	(2.2)%	6.0%	5.4%	2.8%
Pre-tax margin	(1.5)%	(7.3)%	1.4%	0.4%	(1.4)%
Ratio of earnings to fixed charges (3)	—	—	—	—	—
Net cash provided by operating activities	$49	$147	$358	$274	$170
Net cash provided by investing activities	57	(330)	(734)	(1,307)	(1,276)
Net cash provided by financing activities	417	229	556	1,037	1,093

(1)	In 2007, we sold three Airbus A320 aircraft, which resulted in gains of $7 million. In 2006, we sold five Airbus A320 aircraft, resulting in gains of $12 million.
(2)	In 2005, we recorded $7 million in non-cash stock-based compensation expense related to the acceleration of certain employee stock options and wrote-off $6 million in development costs relating to a maintenance and inventory tracking system that was not implemented.
(3)	Earnings were inadequate to cover fixed charges by $1 million, $17 million and $39 million for the years ended December 31, 2007, 2006 and 2005, respectively and $27 million and $53 million for the three months ended March 31, 2008 and 2007, respectively.

	March 31,	December 31,
	2008	2007	2006	2005
	(in millions)
Balance Sheet Data:
Cash and cash equivalents	$713	$190	$10	$6
Short-term investment securities	40	644	689	478
Total assets	6,050	5,598	4,843	3,892
Total debt	3,097	3,048	2,840	2,326
Common stockholders’ equity	1,329	1,036	952	911

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005
Operating Statistics (unaudited):
Revenue passengers (thousands)	5,518	5,091	21,387	18,565	14,729
Revenue passenger miles (millions)	6,563	5,942	25,737	23,320	20,200
Available seats miles (ASMs)(millions)	8,395	7,370	31,904	28,594	23,703
Load factor	78.2%	80.6%	80.7%	81.6%	85.2%
Breakeven load factor (4)	82.2%	88.1%	80.7%	81.4%	86.1%
Aircraft utilization (hours per day)	12.9	12.7	12.8	12.7	13.4
Average fare	$135.64	$110.79	$123.23	$119.73	$110.03
Yield per passenger mile (cents)	11.40	9.49	10.24	9.53	8.02
Passenger revenue per ASM (cents)	8.92	7.65	8.26	7.77	6.84
Operating revenue per ASM (cents)	9.72	8.25	8.91	8.26	7.18
Operating expense per ASM (cents)	9.51	8.43	8.38	7.82	6.98
Operating expense per ASM, excluding fuel (cents)	5.84	5.85	5.47	5.19	4.92
Airline operating expense per ASM (cents) (4)	9.37	8.36	8.27	7.76	6.91
Departures	52,265	46,574	196,594	159,152	112,009
Average stage length (miles)	1,131	1,086	1,129	1,186	1,358
Average number of operating aircraft during period	136.3	121.5	127.8	106.5	77.5
Average fuel cost per gallon	$2.65	$1.88	$2.09	$1.99	$1.61
Fuel gallons consumed (millions)	117	101	444	377	303
Percent of sales through jetblue.com during period	76.7%	76.4%	75.7%	79.1%	77.5%
Full-time equivalent employees at period end (4)	10,165	9,260	9,909	9,265	8,326

(4)	Excludes results of operations and employees of LiveTV, LLC, which are unrelated to our airline operations and are immaterial to our consolidated operating results.

The following terms used in this section and elsewhere in this prospectus supplement have the meanings indicated below:

‘‘Revenue passengers’’ represents the total number of paying passengers flown on all flight segments.

‘‘Revenue passenger miles’’ represents the number of miles flown by revenue passengers.

‘‘Available seat miles’’ represents the number of seats available for passengers multiplied by the number of miles the seats are flown.

‘‘Load factor’’ represents the percentage of aircraft seating capacity that is actually utilized (revenue passenger miles divided by available seat miles).

‘‘Breakeven load factor’’ is the passenger load factor that will result in operating revenues being equal to operating expenses, assuming constant revenue per passenger mile and expenses.

‘‘Aircraft utilization’’ represents the average number of block hours operated per day per aircraft for the total fleet of aircraft.

‘‘Average fare’’ represents the average one-way fare paid per flight segment by a revenue passenger.

‘‘Yield per passenger mile’’ represents the average amount one passenger pays to fly one mile.

‘‘Passenger revenue per available seat mile’’ represents passenger revenue divided by available seat miles.

‘‘Operating revenue per available seat mile’’ represents operating revenues divided by available seat miles.

‘‘Operating expense per available seat mile’’ represents operating expenses divided by available seat miles.

‘‘Operating expense per available seat mile, excluding fuel’’ represents operating expenses, less aircraft fuel, divided by available seat miles.

‘‘Average stage length’’ represents the average number of miles flown per flight.

‘‘Average fuel cost per gallon’’ represents total aircraft fuel costs, which excludes fuel taxes, divided by the total number of fuel gallons consumed.

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read ‘‘Special Note About Forward-Looking Statements’’ in this prospectus supplement where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Relating to Our Business

Certain risks relating to us and our business are described under the heading ‘‘Risk Factors’’ in our Annual Report on Form 10-K for the year ended December 31, 2007 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, which are incorporated by reference into this prospectus supplement, and which you should carefully review and consider.

Risks Relating to the Offering

The effect of the issuance and sale of our shares of common stock in this offering, which issuance is being made to facilitate transactions by which investors in our convertible debentures may hedge their investments, may be to lower the market price of our common stock.

The underwriter has informed us that it, or its affiliates, intends to short sell up to 38,000,000 borrowed shares concurrently with the offering of our convertible debentures and, to the extent that fewer than that number of shares are sold concurrently with the offering of the convertible debentures, the share borrower may from time to time during a permitted borrowing period borrow additional shares from us for additional offerings. The borrowed shares are being borrowed by the share borrower under the share lending agreement. We will not receive any proceeds from the borrowed shares of common stock, but we will receive a nominal lending fee from the share borrower for the use of those shares. All borrowed shares (or identical shares or, in certain circumstances, the cash value thereof) must be returned to us on or about the maturity date of the convertible debentures or earlier upon demand when our convertible debentures, which are being offered in a concurrent registered offering, are no longer outstanding, or in certain other circumstances. See ‘‘Description of Share Lending Agreement; Concurrent Offering of Our Convertible Debentures.’’

We have been further advised by the underwriter that it, or its affiliates, intend to use the short position created by the share loan and the short sales of the borrowed shares to facilitate transactions by which investors in our convertible debentures may hedge their investments through short sales or privately negotiated derivatives transactions. The existence of the share lending agreement, the short sales of our common stock effected in connection with the sale of our convertible debentures, and the related derivatives transactions, or any unwind of such short sales or derivatives transactions, could cause the market price of our common stock to be lower over the term of the share lending agreement than it would have been had we not entered into that agreement, due to the effect of the increase in the number of outstanding shares of our common stock or otherwise. For example, in connection with any cash settlement of any such derivative transaction, the underwriter or its affiliates may purchase shares of our common stock and the debenture investors may sell shares of our common stock, which could temporarily increase, temporarily delay a decline in, or temporarily decrease, the market price of our common stock. The market price of our common stock could be further negatively affected by these or other short sales of our common stock, including other sales by the purchasers of the convertible debentures hedging their investment therein.

Adjustments by convertible debenture investors of their hedging positions in our common stock and the expectation thereof may have a negative effect on the market price of our common stock.

The 38,000,000 shares of our common stock that may be offered in connection with the share lending agreement are expected to be used by investors in the convertible debentures to establish hedged positions with respect to our common stock through short sale transactions or privately negotiated derivative transactions. The number of shares of our common stock offered hereby may be more or less than the number of shares that will be needed in such hedging transactions. Any buying or selling of shares of our common stock by investors in the convertible debentures to adjust their hedging positions in connection with this offering or in the future may affect the market price of our common stock.

Sales of a significant number of shares of our common stock in the public markets, or the perception of these sales, could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock or other equity-related securities in the public markets, including the issuance of common stock upon conversion of the debentures or the vesting of restricted stock, could depress the market price of our common stock, and impair our ability to raise capital through the sale of additional equity securities. We, our executive officers and directors and Deutsche Lufthansa AG have agreed not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus, subject to certain exceptions including sales by pledgees of such shares under pledge agreements entered into prior to the date of this prospectus to secure margin loans. As of the date hereof, our chief executive officer had pledged approximately 115,000 shares that could be sold pursuant to the pledge agreements. In addition, the underwriters may, in their sole discretion, release the restrictions on any such shares at any time without notice. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

In addition, the existence of the debentures may also encourage short selling by market participants because the conversion of the debentures could depress our common stock price. The price of our common stock could be affected by possible sales of our common stock by investors who view the debentures as a more attractive means of equity participation in us and by hedging or arbitrage trading activity which we expect to occur involving our common stock. This hedging or arbitrage could, in turn, affect the market price of the debentures.

Changes in the accounting guidelines relating to the borrowed shares could decrease our reported earnings per share and potentially our common stock price.

Because the borrowed shares that are being offered (or identical shares) must be returned to us at the end of the loan availability period under the share lending agreement or earlier in certain circumstances, we believe that under U.S. GAAP, as presently in effect, the borrowed shares will not be considered outstanding for the purpose of computing and reporting our earnings per share. If accounting guidelines were to change in the future, we may become required to treat the borrowed shares as outstanding for purposes of computing earnings per share, our reported earnings per share would be reduced and our common stock price could decrease, possibly significantly.

Risks Relating to Our Common Stock

The market price of our common stock may be volatile, which could cause the value of your investment in JetBlue to decline.

Any of the following factors could affect the market price of our common stock:

•	general market, political and economic conditions;

•	changes in earnings estimates and recommendations by financial analysts;

•	our failure to meet financial analysts’ performance expectations;

•	changes in fuel prices; and

•	changes in market valuations of other airlines.

In addition, many of the risks that are described elsewhere in this ‘‘Risk Factors’’ section and under the heading ‘‘Risk Factors’’ in our Annual Report on Form 10-K for the year ended December 31, 2007 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (which are incorporated by reference into this prospectus supplement) could materially and adversely affect our stock price. The stock markets have experienced price and volume volatility that has affected many companies’ stock prices. Stock prices for many companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. Fluctuations such as these may affect the market price of our common stock.

Other companies may have difficulty acquiring us due to provisions under our corporate charter, bylaws, option plans, stockholder rights agreement and some of our employment agreements and benefit plans, as well as Delaware law.

Provisions in our amended and restated certificate of incorporation, our amended and restated bylaws, our stockholder rights agreement and under Delaware law could make it more difficult for other companies to acquire us, even if that acquisition would benefit our stockholders. Our amended and restated certificate of incorporation and amended and restated bylaws contain the following provisions, among others, which may inhibit an acquisition of our company by a third party.

•	advance notification procedures for matters to be brought before stockholder meetings;

•	a limitation on who may call stockholder meetings;

•	a prohibition on stockholder action by written consent; and

•	the ability of our board of directors to issue up to 25,000,000 shares of preferred stock without a stockholder vote.

The issuance of stock under our stockholder rights agreement could delay, deter or prevent a takeover attempt that some stockholders might consider in their best interests. We are also subject to provisions of Delaware law that prohibit us from engaging in any business combination with any ‘‘interested stockholder,’’ meaning generally that a stockholder who beneficially owns 15% or more of our stock cannot acquire us for a period of three years from the date this person became an interested stockholder, unless various conditions are met, such as approval of the transaction by our board of directors. In addition, under current United States laws and the regulations of the U.S. Department of Transportation, or DOT, United States citizens must effectively control us. As a result, our president and at least two-thirds of our board of directors must be United States citizens and not more than 25% of our voting stock may be owned by non-U.S. citizens (although subject to DOT approval, the percentage of foreign economic ownership may be as high as 49%). Any of these restrictions could have the effect of delaying or preventing a change of control.

Furthermore, our employment agreements with our pilots, technicians and dispatchers, and special severance benefit plans for employees and executive officers, contain change of control provisions, which could discourage a change of control. In the event we are sold to or consolidate with another company, with respect to some classes of employees we must request that the successor company merge these employees onto their seniority lists or place these employees on a preferential hiring list. If such employees are not hired by the successor company, they will be entitled to a severance payment of up to one year’s salary. With respect to other classes of employees, if such employees are involuntarily terminated without cause or in the case of certain subclasses of these employees, when they resign, during the two year period following a change of control, they will be entitled to receive up to two years of salary and certain additional payments.

In addition, all of our currently outstanding options under our amended and restated 2002 Stock Incentive Plan or our 2002 Plan, have a special acceleration feature pursuant to which those options will vest in full in the event we are acquired, to the extent such options have not already vested as a result of our prior acceleration in December 2005. The accelerated vesting of our employee stock options may prove to be a deterrent to a potential acquisition of us because (i) the acquiring company may have to implement additional retention programs to assure the continued service of our employees, and (ii) the additional dilution which will result from the accelerated vesting of our outstanding employee stock options will likely reduce the amount which would otherwise be payable to our stockholders in an acquisition.

Our corporate charter and bylaws include provisions limiting voting by non-U.S. citizens.

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our amended and restated certificate of incorporation and amended and restated bylaws restrict voting of shares of our capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 25% of our stock be voted, directly or indirectly, by persons who are not U.S. citizens, and that our president and at least two-thirds of the members of our board of directors be U.S. citizens. Our amended and restated bylaws provide that the failure of non-U.S. citizens to register their shares on a separate stock record, which we refer to as the ‘‘foreign stock record’’ would result in a suspension of their voting rights in the event that the aggregate foreign ownership of the outstanding common stock exceeds the foreign ownership restrictions imposed by federal law. Our amended and restated bylaws further provide that no shares of our capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. Registration on the foreign stock record is made in chronological order based on the date we receive a written request for registration. We are currently in compliance with these ownership restrictions.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock offered by this supplemental prospectus, other than a nominal loan fee from the share borrower equal to $0.01 per share multiplied by the number of shares issued to the borrower. See ‘‘Share Lending Agreement; Concurrent Offering of Convertible Debentures.’’ We expect to use those proceeds for general corporate purposes. This offering is being conducted in connection with the offering of our convertible debentures and is contingent upon the closing of that offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents balances and our capitalization as of March 31, 2008:

•	on an actual basis; and

•	on an adjusted basis to reflect (1) the issuance of the convertible debentures and the application of the resulting net proceeds, and (2) the completion of the offering of shares of our common stock, including our receipt of the nominal lending fees in respect of the borrowed shares being offered.

	March 31, 2008
	Actual		As Adjusted
	(in millions)
Cash and cash equivalents	$$	713	$
Short-term borrowings		23
Current maturities of long-term debt and capital leases		377	$
Long-term debt and capital lease obligations		2,697
New % Convertible Senior Notes due 2038		—
New % Convertible Senior Notes due 2038		—
Total debt	$$	3,097	$
Stockholders’ equity:
Preferred stock, $.01 par value; 25,000,000 shares authorized, none issued		—
Common stock; $.01 par value; 500,000,000 shares authorized, 225,663,658 shares issued and outstanding, actual; and 263,663,658 shares issued and outstanding, as adjusted		2
Additional paid in capital		1,158
Retained earnings		154
Accumulated other comprehensive income		15
Total stockholders’ equity	$$	1,329	$
Total capitalization	$$	5,116	$

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the Nasdaq Global Select Market under the symbol JBLU. The table below shows the high and low sales prices for our common stock for the periods indicated.

	High	Low
2006 Quarter Ended
March 31	$14.91	$9.65
June 30	12.92	8.93
September 30	12.65	9.23
December 31	15.60	9.15
2007 Quarter Ended
March 31	$17.02	$11.33
June 30	12.08	9.72
September 30	11.99	8.53
December 31	9.98	5.90
2008 Quarter Ended
March 31	$7.33	$4.30
June 30 (through May 23)	$5.99	$4.20

As of March 31, 2008, there were approximately 600 holders of record of our common stock.

DIVIDEND POLICY

We have not paid cash dividends on our common stock and have no current intention of doing so, in order to retain our earnings to finance the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our Board of Directors, subject to applicable limitations under Delaware law, and will be dependent upon our results of operations, financial condition and other factors deemed relevant by our Board of Directors.

SHARE LENDING AGREEMENT;
CONCURRENT OFFERING OF CONVERTIBLE DEBENTURES

Concurrently with this offering of borrowed shares, we are offering, by means of a separate prospectus supplement and accompanying prospectus, $80 million aggregate principal amount of our% convertible debentures due 2038 and $80 million aggregate principal amount of our% convertible debentures due 2038 in an offering registered under the Securities Act. We also expect to grant a 30-day option to the underwriters of the convertible debentures to purchase up to an additional 15% of the aggregate principal amount of the convertible debentures of each series solely to cover over-allotments in respect of that series.

We intend to use the net proceeds from the offering of the convertible debentures for general corporate purposes.

To facilitate transactions by which investors in our convertible debentures may hedge their investments, we have entered into a share lending agreement, dated as of the pricing of this offering, with the share borrower, under which we have agreed to loan to the share borrower up to 38,000,000 shares of our common stock for a period beginning on the date of the share lending agreement and ending on or about the maturity date of the convertible debentures, or, if earlier, the date as of which the entire principal amount of our convertible debentures ceases to be outstanding as a result of conversion, repurchase, cancellation or redemption, or earlier in certain circumstances. We refer to this period as the ‘‘loan availability period.’’

We will not receive any proceeds from the shares of common stock being offered and sold by the share borrower using this prospectus supplement and the accompanying prospectus, which are being loaned to the share borrower pursuant to the share lending agreement, which we refer to as the ‘‘borrowed shares,’’ but the share borrower will pay us a nominal lending fee of $0.01 per share for the use of those shares.

The obligations of the share borrower to us under the share lending agreement will be guaranteed by its parent company, Morgan Stanley, a Delaware corporation.

The delivery of shares of common stock hereunder is contingent upon the closing of the concurrent offering of our convertible debentures, and the closing of the offering of our convertible debentures is contingent upon the delivery by us of the borrowed shares requested by the share borrower pursuant to the share lending agreement.

Share loans under the share lending agreement will terminate and the borrowed shares must be returned to us if the concurrent offering of our convertible debentures is not consummated or upon the termination of the loan availability period, as well as under the following circumstances:

•	the share borrower may terminate all or any portion of a loan at any time; and

•	we or the share borrower may terminate any or all of the outstanding loans upon a default by the other party under the share lending agreement, including certain breaches by the share borrower of its representations and warranties, covenants or agreements under the share lending agreement, certain breaches by the guarantor of its obligations under the guarantee, or the bankruptcy of us, or the share borrower or the guarantor.

Any shares that we loan to the share borrower will be issued and outstanding for corporate law purposes and, accordingly, the holders of the borrowed shares will have all of the rights of a holder of our outstanding shares, including the right to vote the shares on all matters submitted to a vote of our shareholders and the right to receive any dividends or other distributions that we may pay or make on our outstanding shares of common stock. However, under the share lending agreement, the share borrower has agreed:

•	to pay to us an amount equal to cash dividends, if any, that we pay on the borrowed shares;

•	to pay or deliver to us any other distribution, other than in liquidation or a reorganization in bankruptcy, that we make on the borrowed shares; and

•	not to vote on the borrowed shares on any matter submitted to a vote of our stockholders, except in certain circumstances where such vote is required for quorum purposes.

In view of the contractual undertakings of the share borrower in the share lending agreement, which have the effect of substantially eliminating the economic dilution that otherwise would result from the issuance of the borrowed shares, we believe that under U.S. generally accepted accounting principles currently in effect, the borrowed shares will not be considered outstanding for the purpose of computing and reporting our earnings per share.

Morgan Stanley & Co. Incorporated (together with the share borrower, referred to herein collectively as ‘‘Morgan Stanley’’) has informed us that it, or its affiliates, intend to use the short position created by the share loan and the short sales of the borrowed shares to facilitate transactions by which investors in our convertible debentures may hedge their respective investments through short sales or privately negotiated derivative transactions. Morgan Stanley has informed us that it intends to short sell up to 38,000,000 borrowed shares concurrently with the offering of our convertible debentures and, to the extent that fewer than that number of shares are sold concurrently with the offering of the convertible debentures, the share borrower may from time to time during a permitted borrowing period borrow additional shares from us for additional offerings. We refer to the latter shares as the ‘‘supplemental borrowed shares.’’ The total number of shares that the share borrower can borrow under the share lending agreement is limited to a maximum of 38,000,000 shares, assuming no exercise of the over-allotment option in respect of the convertible debentures offered in the concurrent offering. In connection with the sale of these supplemental borrowed shares, Morgan Stanley may effect such transactions by selling the shares at various prices from time to time to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the share borrower and/or from purchasers of shares for whom the dealers may act as agents or to whom they may sell as principals. Over the same period that Morgan Stanley or its affiliate sells these supplemental borrowed shares, it or its affiliate may, in its discretion, purchase at least an equal number of shares of our common stock on the open market. Morgan Stanley may from time to time purchase shares of our common stock in the market and use such shares, including shares purchased in connection with the sale of the supplemental borrowed shares, to facilitate transactions by which investors in our convertible debentures may hedge their investments.

The existence of the share lending agreement and the short sales of our common stock effected in connection with the sale of our convertible debentures being offered concurrently herewith could cause the market price of our common stock to be lower over the term of the share lending agreement than it would have been had we not entered into that agreement. See ‘‘Risk Factors — Risks Relating To the Offering — The effect of the issuance and sale of our shares of common stock pursuant to the share lending agreement, which issuance is being made to facilitate transactions by which investors in our convertible debentures may hedge their investments, may be to lower the market price of our common stock.’’ However, we have determined that the entry into the share lending agreement is in our best interests as a means to facilitate the offer and sale of our convertible debentures pursuant to the related prospectus supplement and accompanying prospectus on terms more favorable to us than we could have otherwise obtained.

DESCRIPTION OF CAPITAL STOCK

Authorized Capitalization

As of the date of this prospectus supplement, our capital structure consists of 500,000,000 authorized shares of common stock, par value $.01 per share, and 25,000,000 shares of undesignated preferred stock, par value $.01 per share. As of April 30, 2008, an aggregate of 225,663,658 shares of our common stock were issued and outstanding, and no shares of preferred stock were issued and outstanding.

Common Stock

The holders of our common stock are entitled to such dividends as our board of directors may declare from time to time from legally available funds subject to the preferential rights of the holders of any shares of our preferred stock that we may issue in the future. The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders, subject to the restrictions described below under the caption ‘‘Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws — Limited Voting by Foreign Owners.’’

Our amended and restated certificate of incorporation does not provide for cumulative voting in connection with the election of directors. Accordingly, directors will be elected by a plurality of the shares voting once a quorum is present. No holder of our common stock has any preemptive right to subscribe for any shares of capital stock issued in the future.

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of the holders of any shares of preferred stock that we may issue in the future. All of the outstanding shares of common stock are, and the shares of common stock offered by this prospectus supplement as well as the shares issuable upon the conversion of our outstanding convertible debt securities and upon the conversion of any preferred stock or debt securities offered pursuant to this prospectus supplement, when issued and paid for, will be, fully paid and non-assessable.

Preferred Stock

No shares of our preferred stock are currently outstanding. Under our amended and restated certificate of incorporation, our board of directors, without further action by our stockholders, is authorized to issue up to 25,000,000 shares of preferred stock in one or more classes or series. The board may fix or alter the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company.

Registration Rights

We have entered into an amended and restated registration rights agreement with some of the holders of our common stock, including holders of common stock issued upon the conversion of preferred stock immediately following our initial public offering in April 2002, entitling these holders to registration rights with respect to their shares. Any group of holders of at least 60% of the securities with registration rights can require us to register all or part of their shares at any time, so long as the thresholds in the amended and restated registration rights agreement are met with respect to the amount of securities to be sold. After we have completed two such registrations we are no longer subject to these demand registration rights. In addition, holders of the securities with registration rights may also require us to include their shares in future registration statements that we file, subject to cutback at the option of the underwriters of such an offering. Subject to our eligibility to do so, holders of at least 60% of registrable securities may also require us, twice in any 12 month period and a total of three times, to register their shares with the SEC on Form S-3. Upon any of these registrations, these shares will be freely tradable in the public market without restriction.

As of July 10, 2003 (which was one year and 90 days after the registration statement for our initial public offering was declared effective), those stockholders party to the amended and restated registration rights agreement who, together with their affiliates, held less than two percent of our issued and outstanding shares of common stock, ceased to have any registration rights under the agreement with respect to their shares. They may continue, however, to sell their shares pursuant to Rule 144 under the Securities Act.

Any of the terms and provisions of the amended and restated registration rights agreement may be modified, amended or waived pursuant to a written agreement signed by us, the stockholders party to the agreement holding at least 66 2/3% of the common stock held by all such stockholders and our management stockholders party to the agreement holding at least a majority of the common stock held by all such management stockholders, provided that such amendment, modification or waiver does not disproportionately affect any stockholder that is a party to the agreement. Accordingly, on June 22, 2006, we entered into a waiver and amendment to the amended and restated registration rights agreement pursuant to which the requisite stockholders party to the agreement waived their registration rights in connection with any offering pursuant to the accompanying prospectus and agreed that no registration rights otherwise available to holders under the agreement were exercisable with respect to any such offering.

Deutsche Lufthansa AG Registration Rights

On January 22, 2008, we and Deutsche Lufthansa AG entered into a registration rights agreement, which we refer to as the ‘‘Lufthansa registration rights agreement,’’ covering the shares of our common stock sold to Deutsche Lufthansa AG. Pursuant to Lufthansa registration rights agreement, on April 21, 2008, we filed with the SEC a prospectus supplement to our automatic shelf registration statement filed on June 30, 2006 to allow Deutsche Lufthansa AG to resell the shares. Deutsche Lufthansa AG has agreed not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, subject to certain exceptions. For further information, see ‘‘Underwriting.’’

Subject to blackout periods that do not exceed 90 trading days in any 365-day period, we are obligated to keep such shelf registration statement continuously effective under the Securities Act until the earlier of (1) the date as of which all of the shares sold to Deutsche Lufthansa AG pursuant to the stock purchase agreement have been sold pursuant to either the registration statement or Rule 144 under the Securities Act and (2) the date as of which all of the shares sold to Deutsche Lufthansa AG pursuant to the stock purchase agreement may be immediately sold to the public without registration pursuant to Rule 144 under the Securities Act.

Under the Lufthansa registration rights agreement, we have agreed to indemnify Deutsche Lufthansa AG and its transferees, and their officers, directors, employees, agents and representatives and controlling persons against certain liabilities, including specified liabilities under the Securities Act, or to contribute with respect to payments which Deutsche Lufthansa AG may be required to make in respect of such liabilities.

Under the terms of the Lufthansa registration rights agreement, we will bear all reasonable costs, fees and expenses in connection with our registration of the resale of our common stock held by Deutsche Lufthansa AG (except for its legal fees and underwriting discounts and commissions).

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Effect of Delaware Anti-Takeover Statute.    We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines ‘‘business combination’’ to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, or who beneficially owns 15% or more of the outstanding voting stock of the corporation at anytime within a three year period immediately prior to the date of determining whether such person is an interested stockholder, and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws Provisions.    Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

Classified Board of Directors.    The number of directors of this corporation that shall constitute the whole board shall be determined by resolution of the Board of Directors; provided, however, that no decrease in the number of directors shall have the effect of shortening the term of an incumbent director. Beginning with the 2009 annual meeting of stockholders, each director who is elected or appointed at or after the 2009 annual meeting of stockholders shall hold office until the next annual meeting of stockholders or until such director’s earlier prior death, disability, resignation, retirement, disqualification or removal from office. Directors elected prior to or at the 2009 annual meeting of stockholders, including those elected at the 2008 annual meeting of stockholders, shall continue to hold office until the expiration of the three-year terms for which they were elected, subject to such directors’ prior death, disability, resignation, retirement, disqualification or removal from office. Any person elected to a newly-created director position or any person elected to fill a vacancy on the Board of Directors shall serve until the next annual meeting of stockholders and until a successor has been elected and qualified, subject to such director’s prior death, disability, resignation, retirement, disqualification or removal from office. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Authorized but Unissued or Undesignated Capital Stock.    Our authorized capital stock consists of 500,000,000 shares of common stock and 25,000,000 shares of preferred stock. The authorized but unissued (and in the case of preferred stock, undesignated) stock may be issued by the board of directors in one or more transactions. In this regard, our amended and restated certificate of incorporation grants the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of director’s authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. The board of directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

Special Meetings of Stockholders.    Our amended and restated bylaws provide that special meetings of our stockholders may be called only by our board of directors, by our Chairman of the board of directors or by our Chief Executive Officer.

No Stockholder Action by Written Consent.    Our amended and restated certificate of incorporation and amended and restated bylaws provide that an action required or permitted to be taken at any annual or special meeting of our stockholders may be taken only at a duly called annual or special meeting of stockholders. This provision prevents stockholders from initiating or effecting any action by written consent, and thereby taking actions opposed by the board.

Notice Procedures.    Our amended and restated bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of our stockholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our amended and restated certificate of incorporation or amended and restated bylaws. These procedures provide that notice of such stockholder proposals must be timely given in writing to our Secretary prior to the meeting. Generally, to be timely, notice must be received at our principal executive offices not less than 150 days prior to the meeting. The notice must contain certain information specified in the amended and restated bylaws.

Other Anti-Takeover Provisions.    Our 2002 Plan contains provisions which may have the effect of discouraging, delaying or preventing a change in control or unsolicited acquisition proposals. In the event that we are acquired by a merger, a sale by our stockholders of more than 50% of our outstanding voting stock or a sale of all or substantially all of our assets, each outstanding option under the discretionary option grant program under our 2002 Plan that (i) will not be assumed by the successor corporation or otherwise continued in effect, (ii) will not be replaced with a cash incentive program of a successor corporation of the type described in the 2002 Plan, or (iii) will not otherwise be precluded based on other limitations imposed at the time such option was granted, will automatically accelerate in full, and all unvested shares under the discretionary option grant and stock issuance programs will immediately vest, except to the extent (a) our repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continue in effect, or (b) accelerated vesting otherwise is precluded by other limitations imposed at the time of grant. However, our compensation committee will have complete discretion to structure any or all of the options under the discretionary option grant program so those options will immediately vest in the event we are acquired, whether or not those options are assumed by the successor corporation or otherwise continued in effect. Alternatively, our compensation committee may condition such accelerated vesting upon the subsequent termination of the optionee’s service with us or the acquiring entity. The vesting of outstanding shares or share rights under the stock issuance program may also be accelerated upon similar terms and conditions.

In addition to the above, our 2002 Plan also provides for immediate vesting of various equity grants in the event of a change in control. The phrase ‘‘change in control,’’ as used in the plan, means any of the following: a change in ownership or control of our company effected through a merger, consolidation or other reorganization approved by our stockholders (unless securities representing more than 50% of the total combined voting power of the voting securities of the successor corporation are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned our outstanding voting securities immediately prior to such transaction); the sale, transfer or other disposition of all or substantially all of our assets in a liquidation or dissolution; or the acquisition, directly or indirectly by any person or group of persons unaffiliated with us, of beneficial ownership of securities possessing more than 50% of the total combined voting power of our outstanding securities pursuant to a tender or exchange offer made to our stockholders.

Our compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will vest in connection with a hostile takeover, whether accomplished through a tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections for board membership. Such accelerated vesting may occur either at the time of such hostile takeover or upon the subsequent termination of the individual’s service. The vesting of outstanding shares or share rights under the stock issuance program may also be accelerated upon similar terms and conditions.

All of the options and unvested shares under our predecessor 1999 Stock Option/Stock Issuance Plan, which were transferred to our 2002 Plan immediately following our initial public offering in April 2002, will immediately vest in the event we are acquired by a merger or a sale of substantially all our assets or more than 50% of our outstanding voting stock.

In addition, should we be acquired by merger or sale of substantially all of our assets or more than 50% of our outstanding voting securities, then all outstanding purchase rights under our crewmember stock purchase plan will be automatically exercised immediately prior to the effective date of the acquisition. The purchase price in effect for each participant will be equal to 85% of the market value per share on the start date of the offering period in which the participant is enrolled at the time the acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

Furthermore, on June 28, 2007, upon recommendation of the compensation committee, our board approved and adopted the JetBlue Airways Corporation Executive Change in Control Severance Plan, or the Executive Plan. Under the Executive Plan, a ‘‘change in control’’ means: (i) a reorganization, merger, consolidation or other corporate transaction involving us, such that our stockholders immediately prior to the transaction do not, immediately after the transaction, own more than 50% of our combined voting power in substantially the same proportions as their ownership, immediately prior to the business combination, of our voting securities; or (ii) the sale, transfer or other disposition of all or substantially all of our assets, or the consummation of a plan of complete liquidation or our dissolution. The Executive Plan provides severance and welfare benefits to eligible employees who are involuntarily terminated from employment without cause or, in certain circumstances, when they resign during the two-year period following a change in control (a ‘‘Qualifying Termination Event’’).

Pursuant to the Executive Plan, the eligible employees who incur a Qualifying Termination Event will be entitled to receive two years of salary and two times his or her target bonus for the year in which termination occurs, or one year of salary and one times his or her target bonus for the year in which termination occurs, as the case may be according to the employee’s executive title. In addition, each employee covered by the Executive Plan will be entitled to: (1) payment of his or her accrued but unused paid time off as of the date of termination; (2) a pro rata portion of his or her annual bonus for the year in which termination occurs; and (3) payment for certain unreimbursed relocation expenses incurred by him or her (if any). Pursuant to the terms of the Executive Plan, each employee covered by the plan who incurs a Qualifying Termination Event will also be entitled to receive reimbursement for all costs incurred in procuring health and dental care coverage for such employee and his or her eligible dependents under COBRA.

The Executive Plan also contains an excise tax gross-up provision whereby if eligible employees incur any excise tax by reason of his or her receipt of any payment that constitutes an excess parachute payment, as defined in Section 280G of the Code, the employee will be entitled to a gross-up payment in an amount that would place him or her in the same after-tax position he or she would have been in had no excise tax applied.

We may amend or terminate the Executive Plan at any time prior to a change in control. In addition, under the terms of the Executive Plan, our board is required to reconsider the terms of the plan within the 90-day period immediately prior to June 28, 2010 in light of then-current market practices.

On June 28, 2007, also upon recommendation of the compensation committee, our board also approved and adopted a Crewmember Change in Control Plan, or the Crewmember Plan. The Crewmember Plan covers all employees who are not covered by the Executive Plan and have not otherwise entered into an individual employment agreement with us. The Crewmember Plan provides severance and other benefits to eligible employees who are involuntarily terminated from employment without cause during the two-year period following a change in control (a ‘‘Termination Event’’). An employee covered by the Crewmember Plan who incurs a Termination Event will be entitled to receive three weeks of salary for each year of service (pro rated for partial years), with a minimum amount of severance equal to six weeks of salary and a maximum amount of severance equal to 26 weeks of salary, and certain other benefits as set forth in the Crewmember Plan.

Limitation of Director Liability.    Our amended and restated certificate of incorporation and amended and restated bylaws limit the liability of our directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability:

•	for any breach of the directors duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

Indemnification Arrangements.    Our amended and restated bylaws provide that our directors and officers shall be indemnified and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by the Delaware General Corporation Law. We have entered into indemnification agreements with each of our directors and executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

Limited Voting by Foreign Owners.    To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our amended and restated certificate of incorporation and amended and restated bylaws restrict voting of shares of our capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 25% of our voting stock be owned by persons who are not U.S. citizens. If non-U.S. citizens at any time own more than 25% of our voting stock, the voting rights of the stock in excess of the 25% shall be automatically suspended. Our amended and restated bylaws provide that no shares of our capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which we refer to as the foreign stock record. Our amended and restated bylaws further provide that no shares of our capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. We are currently in compliance with these ownership restrictions.

Stockholder Rights Agreement

On February 11, 2002, our board of directors authorized us to enter into a stockholder rights agreement. On January 17, 2008, we entered into an amendment to the stockholder rights agreement.

Under the stockholder rights agreement, one stockholder right is attached to each share of common stock. The stockholder rights are transferable only with the common stock until they become exercisable, are redeemed or expire.

Each right entitles the holder to purchase one one-thousandth of a share of our Series A participating preferred stock at an exercise price of $35.55, which gives effect to adjustments for each of our December 2002, November 2003 and December 2005 three-for-two common stock splits, subject to further adjustment. The rights will separate from the common stock upon the earlier of:

•	the tenth business day after a person or group has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock, such person or group referred to as an ‘‘acquiring person,’’ or such later date as determined by our board of directors; and

•	the tenth business day after a person or group commences or announces its intent to commence a tender or exchange offer, the consummation of which would result in such person or group becoming an acquiring person.

The term ‘‘acquiring person’’ expressly excludes Chase New Air Investors (GC), LLC, Quantum Industrial Partners LDC, and the Weston Presidio funds (although the Western Presidio funds are no longer stockholders of our company) or Deutsche Lufthansa AG and their respective affiliates, unless Chase New Air Investors and the Weston Presidio funds and their respective affiliates beneficially own in the aggregate more than 25% of our outstanding common stock, and in the case of Quantum Industrial Partners LDC, unless Quantum and its affiliates beneficially own in the aggregate more than 30% of our common stock, and in the case of Deutsche Lufthansa AG and its affiliates, unless Deutsche Lufthansa AG and its affiliates beneficially own in the aggregate more than 20% of our common stock.

If any person or group becomes an acquiring person, instead of thousandths of shares of preferred stock, each stockholder right, other than any stockholder rights held by the acquiring person or group, will then represent the right to receive upon exercise an amount of common stock having a market value equal to twice the exercise price, subject to certain exceptions.

If after a person or group becomes an acquiring person, we are acquired in a merger or other business combination or 50% or more of our consolidated assets or earnings power are sold or transferred, each stockholder right will then represent the right to receive upon exercise an amount of common stock of the other party to the merger or other business combination having a value equal to twice the exercise price.

In addition, at any time after any person or group becomes an acquiring person, but before that person or group becomes the beneficial owner of 50% or more of the outstanding common stock, our board of directors may at its option exchange the stockholder rights, in whole or in part, for common stock at an exchange ratio of one share of common stock per right, subject to adjustment as described in the agreement.

The exercise price payable, the number of thousandths of shares of preferred stock and the amount of common stock, cash or securities or assets issuable upon exercise of, or exchange for, stockholder rights and the number of outstanding rights are subject to adjustment to prevent dilution if certain events occur.

Our board of directors may redeem the stockholder rights in whole, but not in part, for one cent ($.01) per right, as adjusted to reflect any preferred stock split, stock dividend or similar transaction, at any time before the earlier of April 1, 2012 and the tenth business day after the first date of public announcement that a person or group has become an acquiring person. Unless earlier redeemed by us, exercised or exchanged, the stockholder rights will expire on April 1, 2012.

Our transfer agent, Computershare Investor Services, is the rights agent under the stockholder rights agreement.

The stockholder rights will not prevent a takeover of us. However, the rights may render an unsolicited takeover of us more difficult or less likely to occur, even though such takeover may offer stockholders opportunity to sell their shares at a price above the prevailing market and/or may be favored by a majority of the stockholders.

Stock Purchase Agreement between us and Deutsche Lufthansa AG

Deutsche Lufthansa AG purchased shares of our common stock pursuant to a Stock Purchase Agreement, dated as of December 13, 2007, as amended on January 22, 2008, which we refer to as the ‘‘stock purchase agreement,’’ between us and Deutsche Lufthansa AG, an aktiengesellschaft organized under the laws of the Federal Republic of Germany. Pursuant to the stock purchase agreement, we agreed to issue and sell to Deutsche Lufthansa AG 42,589,347 shares of our common stock at a price per share of $7.27, for an aggregate purchase price of $309,624,552.

Under the stock purchase agreement, we agreed to appoint one individual designated by Deutsche Lufthansa AG to our board of directors promptly following the consummation of the stock sale, which occurred on January 22, 2008. On February 7, 2008, Christoph Franz, the Chief Executive Officer of Swiss International Air Lines Ltd., was appointed to our board of directors as the Deutsche Lufthansa AG designee. Mr. Franz is a Class II director and will stand for election at the 2008 annual meeting of our stockholders. As long as Deutsche Lufthansa AG owns at least 10% of our outstanding common stock, Deutsche Lufthansa AG shall retain the right to nominate one director for election to our board of directors so that the board of directors always includes one, and only one, individual designated by Deutsche Lufthansa AG. If, at any time after January 22, 2009, Deutsche Lufthansa AG owns shares constituting at least 15% of our outstanding common stock, we shall reasonably consider appointing an additional individual selected by Deutsche Lufthansa AG to our board of directors to fill any vacancy on our board of directors. In no event shall Deutsche Lufthansa AG have more than two of its nominees serving on our board of directors at any time.

The stock purchase agreement prohibits Deutsche Lufthansa AG from taking certain actions with respect to us, including making or participating in the solicitation of ‘‘proxies’’ in opposition to any proposal made by us, making any public announcement or proposal which would require public disclosure by us of any business combination or other extraordinary transaction involving us or any of our subsidiaries or any of our securities or assets, or forming or participating in a ‘‘group’’ (within the meaning of Section 13(d)(3) of the Exchange Act). These prohibitions expire once Deutsche Lufthansa AG beneficially owns less than 10% of our outstanding common stock.

The stock purchase agreement provides to Deutsche Lufthansa AG a right to purchase additional shares of our common stock in any subsequent issuance of our common stock during the twelve months following the consummation of the stock sale, if offered at a price per share less than $7.27, as may be adjusted, and to maintain its percentage ownership interest (and otherwise subject to applicable laws). We have obtained a waiver from Deutsche Lufthansa AG with respect to its right to purchase additional shares of our common stock in connection with our issuance of common stock in connection with this offering of borrowed shares.

We have a right of first refusal for any sale by Deutsche Lufthansa AG to any one third party, other than sales to certain institutional investors, either directly or indirectly through block sales of an amount of shares greater than 25% of the shares purchased by Deutsche Lufthansa AG pursuant to the stock purchase agreement. This right expires once Deutsche Lufthansa AG owns less than 5% of our outstanding common stock.

Notwithstanding anything contained in the stockholder rights agreement to the contrary, as described in ‘‘—Stockholder Rights Agreement,’’ the consummation of the transactions under the stock purchase agreement (including, without limitation, the issuance of shares of common stock to Deutsche Lufthansa AG) will not cause the rights under the stockholder rights agreement to be exercisable, and any shares of common stock subsequently purchased by Deutsche Lufthansa AG or its affiliates, giving Deutsche Lufthansa AG an ownership percentage of up to 20% of the issued and outstanding common stock, will not be considered for purposes of determining whether Deutsche Lufthansa AG or any of its affiliates is an ‘‘acquiring person’’ pursuant to the stockholder right agreement.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services.

The applicable prospectus supplement will specify the transfer agent and registrar for any shares of preferred stock we may offer pursuant to this prospectus.

UNDERWRITING

The shares of our common stock offered by this prospectus supplement and the accompanying prospectus are shares that we have agreed to loan to the share borrower pursuant to the share lending agreement. We have entered into an underwriting agreement, to be filed as an exhibit relating to this prospectus supplement, with Morgan Stanley & Co. Incorporated with respect to this offering.

The borrowed shares may be offered for sale in transactions, including block sales, on the Nasdaq Global Select Market, in the over-the-counter market, in negotiated transactions or otherwise. The shares initially borrowed by the share borrower will be offered at $     per share. Any subsequently borrowed shares will subsequently be sold at prevailing market prices at the time of sale or at negotiated prices.

Morgan Stanley & Co. Incorporated has informed us that it, or its affiliates, intend to use the short position created by the share loan and the concurrent short sale of the borrowed shares to facilitate transactions by which investors in our convertible debentures may hedge their investments through short sales or privately negotiated transactions. See ‘‘Description of Share Lending Agreement; Concurrent Offering of Our Convertible Debentures.’’ Morgan Stanley & Co. Incorporated will determine the offering price of up to approximately 38,000,000 borrowed shares of common stock offered pursuant to this prospectus supplement and the accompanying prospectus by initially soliciting indications of interest from potential purchasers of our common stock and conducting customary negotiations with those potential purchasers during the offering period. The price at which investors in our convertible debentures establish their short positions through Morgan Stanley & Co. Incorporated will be the offering price of the borrowed shares of our common stock offered hereby. During the offering period, Morgan Stanley & Co. Incorporated will negotiate a purchase price with purchasers of our common stock and will solicit indications of interest, based on the purchase price being negotiated with those potential purchasers, from debenture investors seeking to establish a short position in our common stock. Morgan Stanley & Co. Incorporated will establish a ‘‘clearing price’’ for a number of borrowed shares at which both purchasers of our common stock are willing to purchase borrowed shares offered hereby and investors in our convertible debentures are willing to establish short positions. The clearing price will be the offering price hereunder, and may be at a discount to the market price of our common stock at the time the offering is commenced.

In addition, in connection with facilitating such transactions, Morgan Stanley & Co. Incorporated expects to receive customary negotiated fees from investors in our convertible debentures, which may be deemed to be underwriter’s compensation. Morgan Stanley & Co. Incorporated may engage in such transactions at any time and from time to time during the term of the share lending agreement.

To the extent that fewer than 38,000,000 shares are sold concurrently with the offering of the convertible debentures, the share borrower may from time to time during a permitted borrowing period borrow additional shares from us for additional offerings. We refer to these shares as the ‘‘supplemental borrowed shares.’’ The total number of shares that the share borrower can borrow under the share lending agreement is limited to a maximum of 38,000,000 shares, assuming no exercise of the over-allotment option in respect of the convertible debentures offered in the concurrent offering. Following the initial sale of borrowed shares of our common stock pursuant to this offering, the share borrower, or its affiliates, will sell, from time to time, the supplemental borrowed shares in transactions, including block sales, on the Nasdaq Global Select Market, in the over-the-counter market, in negotiated transactions or otherwise. These supplemental borrowed shares will be sold at market prices prevailing at the time of sale or at negotiated prices. In connection with the sale of these supplemental borrowed shares, the share borrower, or its affiliates, may effect such transactions by selling the shares to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the share borrower and/or from purchasers of shares for whom the dealers may act as agents or to whom they may sell as principals. Over the same period that the share borrower, or its affiliates, sells these supplemental borrowed shares, it or its affiliates may, in its discretion, purchase at least an equal number of shares of our common stock on the open market. See ‘‘Description of Share Lending Agreement; Concurrent Offering of Our Convertible Debentures’’ above.

We will not receive any proceeds from the sale of borrowed shares of our common stock pursuant to this prospectus supplement and accompanying prospectus, but we will receive a nominal lending fee for their use from the share borrower as described below.

Under the share lending agreement, we will receive a fee of $0.01 per share from the share borrower for the use of the borrowed shares. The expenses of this offering and the concurrent offering of our convertible debentures that are payable by us are estimated to be $2 million (excluding underwriting discounts and commissions payable in connection with the concurrent offering of our convertible debentures).

From time to time, each of Morgan Stanley & Co. Incorporated and its affiliates has provided and continues to provide investment banking and other services to us, and may do so in the future. The share borrower, an affiliate of Morgan Stanley & Co. Incorporated, has entered into a share lending agreement with us as described above under ‘‘Share Lending Agreement; Concurrent Sale of Convertible Debentures.’’ In addition, Morgan Stanley is serving as financial advisor in connection with our consideration of strategic options for our LiveTV business.

In connection with the convertible debenture offering, we and our directors and officers and Deutsche Lufthansa AG have agreed with the underwriters that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the underwriters for that offering, we and they will not, for the period ending 90 days after the closing date of that offering:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	make any demand for or exercise any right with respect to, the registration of, or in our case file any registration statement with the SEC relating to the offering of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock.

whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise. These restrictions will not apply to certain permitted transactions, including (a) the sale of shares to the underwriters in this offering; (b) the issuance by us of shares of common stock upon the exercise of any option or warrant, the conversion of securities outstanding on the date hereof or upon conversion of the convertible debentures; (c) the issuance by us of any shares or options or other rights to our employees on or after the date hereof pursuant to certain equity incentive plans or our defined contribution plan, and the issuance by us of shares upon the exercise of any such options or the vesting of any such other rights; (d) any securities issued or issuable in connection with our stockholders rights plan; (e) with respect to our directors and officers, the sale of shares pursuant to any securities trading program designed to comply with Rule 10b5-1 under the Exchange Act, as such program is in effect on the date of the final prospectus supplement relating to the offering of the convertible debentures and (f) sales of shares of common stock by pledgees of the shares under pledge agreements entered into prior to the date of this prospectus supplement to secure margin loans in certain circumstances. As of the date hereof, our chief executive officer (Mr. Barger) had pledged approximately 115,000 shares that could be sold pursuant to the pledge agreements.

We and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Our shares of common stock are listed on The Nasdaq Global Select Market under the symbol ‘‘JBLU.’’

We cannot assure you that prices at which our shares sell in the public market after this offering will not be lower than the offering price.

Because the share borrower, an affiliate of Morgan Stanley & Co. Incorporated, is receiving all of the proceeds of this offering, this offering is being conducted in accordance with NASD Rule 2710(h)

of the Financial Industry Regulatory Authority, or FINRA. Because a bona fide independent market exists for our common stock, FINRA does not require that we use a qualified independent underwriter for this offering.

The underwriter may engage in over-allotment, stabilizing transactions, covering transactions and passive market making in accordance with Regulation M under the Exchange Act.

•	Over-allotment transactions involve sales in excess of the offering size, which creates a syndicate short position.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions.

In passive market making, market makers in the shares who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares until the time, if any, at which a stabilization bid is made.

LEGAL MATTERS

The validity of the securities offered by this prospectus supplement will be passed on for us by Shearman & Sterling LLP, New York, New York and for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

The consolidated financial statements of JetBlue Airways Corporation appearing in JetBlue Airways Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2007 (including the schedule appearing therein) and the effectiveness of JetBlue Airways Corporation’s internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annually, quarterly and current reports, proxy statement and other information with the SEC under the Exchange Act. You may read and copy any documents we file at the SEC’s Public Reference Room located at 100 F Street, E, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

JetBlue has filed a registration statement (together with all amendments to the registration statement, collectively, the ‘‘Registration Statement’’) with the SEC under the Securities Act, with respect to the securities offered under this prospectus. This prospectus does not contain all of the information included in the Registration Statement and the exhibits and schedules thereto. For further information with respect to JetBlue and our securities, we refer you to the Registration Statement and the exhibits thereto. Statements in this prospectus concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

The SEC allows us to ‘‘incorporate by reference’’ into this prospectus supplement the information we file with them, which means that we can disclose important information to you by referring you to those documents. Any statement contained or incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein, or in any subsequently filed document which also is incorporated by reference herein, modifies or superseded such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. We incorporate by reference the documents listed below (other than information that we have furnished on Form 8-K, which information is expressly not incorporated by reference herein):

•	Our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2007, filed on February 21, 2008.

•	Our Quarterly Report on Form 10-Q for the three-month period ended March 31, 2008, filed on April 25, 2008.

•	Our Current Reports on Form 8-K, filed on January 23, 2008, February 12, 2008, February 15, 2008, March 18, 2008, April 9, 2008, May 21, 2008 and May 27, 2008.

All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and before all of the debentures offered pursuant to this prospectus supplement are sold are incorporated by reference in this prospect supplement from the date of filing of the documents, except for information furnished under Item 2.02 and item 7.01 of

Form 8-K, which is not deemed filed and not incorporated by reference herein. Information that we filed with the SEC will automatically update and may replace information in this prospectus supplement and information previously filed with the SEC.

You may obtain any of these incorporated documents from us without charge, excluding any exhibits to these documents unless the exhibit is specifically incorporated by reference in such document, by requesting them from us in writing or by telephone at the following address:

JetBlue Airways Corporation
118-29 Queens Boulevard
Forest Hills, New York 11375
Attention: Legal Department
(718) 286-7900

Documents may also be available on our website at http://investor.jetblue.com. Information contained on our website is not a prospectus and does not constitute part of this prospectus supplement

PROSPECTUS

Common Stock
Preferred Stock
Debt Securities
Depositary Shares
Warrants
Stock Purchase Contracts
Stock Purchase Units
Subscription Rights

JetBlue Airways Corporation may offer and sell the securities listed above from time to time, together or separately, in one or more classes or series, in amounts, at prices and on terms that we will determine at the time of offering. We will provide the specific terms of any securities we actually offer for sale in supplements to this prospectus.

You should read this prospectus and the accompanying prospectus supplement carefully before you purchase any of our securities. THIS PROSPECTUS MAY NOT BE USED TO SELL SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

We may offer and sell the securities directly to you, through agents we select, or through underwriters or dealers we select. If we use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement. The net proceeds we expect to receive from such sales will be set forth in the prospectus supplement.

Our common stock is traded on the Nasdaq National Market under the symbol ‘‘JBLU.’’

Investing in our securities involves risks. See ‘‘Risk Factors’’ beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of the prospectus is June 30, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or SEC, using the ‘‘shelf’’ registration process. Under the shelf registration process, using this prospectus, together with a prospectus supplement, we may sell from time to time any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in this prospectus and, accordingly, to the extent inconsistent, the information in this prospectus is superceded by the information in the prospectus supplement. You should read this prospectus, the applicable prospectus supplement and the additional information incorporated by reference in this prospectus described below under ‘‘Where You Can Find More Information’’ before making an investment in our securities.

The prospectus supplement will describe: the terms of the securities offered, any initial public offering price, the price paid to us for the securities, the net proceeds to us, the manner of distribution and any underwriting compensation, and the other specific material terms related to the offering of these securities. The prospectus supplement may also contain information, where applicable, about material United States federal income tax considerations relating to the securities. For more detail on the terms of the securities, you should read the exhibits filed with or incorporated by reference in our registration statement of which this prospectus forms a part.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of the documents referred to herein have been filed, or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under ‘‘Where You Can Find More Information.’’

Because we are a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, as amended, or the Securities Act, we may add to and offer additional securities, including secondary securities, by filing a prospectus supplement with the SEC at the time of the offer.

You should rely only on the information contained in or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should not assume that information contained in this prospectus, in any supplement to this prospectus, or in any document incorporated by reference in this prospectus is accurate as of any date other than the date on the front page of the document that contains the information, regardless of when this prospectus is delivered or when any sale of our securities occurs. Our business, financial condition and results of operations may have changed since then.

In this prospectus, we use the terms ‘‘JetBlue,’’ ‘‘we,’’ ‘‘us’’ and ‘‘our’’ to refer to JetBlue Airways Corporation and our consolidated subsidiaries.

JETBLUE and JETBLUE AIRWAYS are registered service marks of JetBlue Airways Corporation in the United States and other countries. This prospectus also contains trademarks and tradenames of other companies.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy any document we file at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers, like us, who file reports electronically with the SEC.

The SEC allows us to ‘‘incorporate by reference’’ into this prospectus the information we file with them, which means that we can disclose important information to you by referring you to those documents. Any statement contained or incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is incorporated by reference herein, modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below (excluding any portions of such documents that have been ‘‘furnished’’ but not ‘‘filed’’ for purposes of the Exchange Act):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on February 14, 2006, as amended by Amendment No. 1 on Form 10-K/A filed on May 19, 2006.

•	portions of our Proxy Statement on Schedule 14A filed on April 21, 2006 that are incorporated by reference into Part III of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

•	our Current Report on Form 8-K, filed on March 24, 2006.

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed on April 25, 2006.

•	our Current Report on Form 8-K, filed on April 25, 2006.

•	our Current Report on Form 8-K, filed on May 9, 2006.

•	our Current Report on Form 8-K, filed on May 12, 2006.

•	the description of our common stock set forth in our registration statement on Form 8-A filed on April 10, 2002 pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating this information.

All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before all of the securities offered by this prospectus are sold are incorporated by reference in this prospectus from the date of filing of the documents, except for information furnished under Item 2.02 and Item 7.01 of Form 8-K, which is not deemed filed and not incorporated by reference herein. Information that we file with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

You may obtain any of these incorporated documents from us without charge, excluding any exhibits to these documents unless the exhibit is specifically incorporated by reference in such document, by requesting them from us in writing or by telephone at the following address:

JetBlue Airways Corporation
118-29 Queens Boulevard
Forest Hills, New York 11375
Attention: Legal Department
(718) 286-7900

Documents may also be available on our website at http://investor.jetblue.com. Information contained on our website is not a prospectus and does not constitute part of this prospectus.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

Statements in this prospectus and in documents incorporated by reference in this prospectus contain various forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which represent our management’s beliefs and assumptions concerning future events. When used in this prospectus and in documents incorporated by reference, forward-looking statements include, without limitation, statements regarding financial forecasts or projections, and our expectations, beliefs, intentions or future strategies that are signified by the words ‘‘expects’’, ‘‘anticipates’’, ‘‘intends’’, ‘‘believes’’, ‘‘plans’’ or similar language. These forward-looking statements are subject to risks, uncertainties and assumptions that could cause our actual results and the timing of certain events to differ materially from those expressed in the forward-looking statements. It is routine for our internal projections and expectations to change as the year or each quarter in the year progresses, and therefore it should be clearly understood that the internal projections, beliefs and assumptions upon which we base our expectations may change prior to the end of each quarter or year. Although these expectations may change, we may not inform you if they do. Our policy is generally to provide our expectations only once per quarter, and not to update that information until the next quarter.

You should understand that many important factors, in addition to those discussed or incorporated by reference in this prospectus, could cause our results to differ materially from those expressed in the forward-looking statements. Potential factors that could affect our results include those described in this prospectus under ‘‘Risk Factors.’’ In light of these risks and uncertainties, the forward-looking events discussed or incorporated by reference in this prospectus might not occur.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus, before making an investment decision. Additional risks, including those that relate to any particular securities that we will offer, as well as updates or changes to the risks described below, will be included in the applicable prospectus supplement. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read ‘‘Special Note About Forward-Looking Statements’’ in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Related to JetBlue

We operate in an extremely competitive industry.

The domestic airline industry is characterized by low profit margins, high fixed costs and significant price competition. We currently compete with other airlines on all of our routes and, in the future, may face greater competition on our existing as well as our new routes. Many of our competitors are larger and have greater financial resources and name recognition than we do. Following our entry into new markets or expansion of existing markets, some of our competitors have chosen to add service or engage in extensive price competition. Unanticipated shortfalls in expected revenues as a result of price competition or in the number of passengers carried would negatively impact our financial results and harm our business. As we continue to grow, the extremely competitive nature of the airline industry could prevent us from attaining the level of passenger traffic or maintaining the level of fares required to maintain profitable operations in new and existing markets and could impede our growth strategy, which would harm our business.

Continued high fuel costs or a fuel supply shortage would harm our business.

Fuel costs, which have been at unprecedented high levels, comprise a substantial portion of our total operating expenses and, in 2005, became our single largest operating expense. Our average fuel price increased 52.0% in 2005 and has continued to increase in 2006, which has adversely affected our operating results. Historically, fuel costs have been subject to wide price fluctuations based on geopolitical issues and supply and demand. The availability of fuel is dependent on oil refining capacity. When even a small amount of the domestic or global oil refining capacity becomes unavailable, as was experienced during the 2005 hurricane season, supply shortages can result for extended periods of time. Availability is also affected by demand for home heating oil, gasoline and other petroleum products. Because of the effect of these factors on the price and availability of fuel, the cost and future availability of fuel cannot be predicted with any degree of certainty.

Our aircraft fuel purchase agreements do not protect us against price increases or guarantee the availability of fuel. Additionally, some of our competitors may have more leverage than we do in obtaining fuel. To partially protect against significant increases in fuel prices, we utilize a fuel hedging program under which we enter into crude oil and heating oil option contracts and swap agreements; however, our fuel hedging program does not completely protect us against price increases and is limited in fuel volume and duration.

Due to the competitive nature of the domestic airline industry, we have not been able to increase our fares substantially when fuel prices have risen and we may not be able to do so in the future. Continued high fuel costs or further price increases or fuel supply shortages may result in a curtailment of scheduled services and would harm our financial condition and results of operations.

If we fail to successfully implement our growth strategy, our business could be harmed.

Our growth strategy involves increasing the frequency of flights to markets we currently serve, expanding the number of markets served and increasing flight connection opportunities. Achieving our growth strategy is critical in order for our business to achieve economies of scale and to sustain or increase our profitability. Increasing the number of markets we serve depends on our ability to access suitable airports located in our targeted geographic markets in a manner that is consistent with our cost strategy. We will also need to obtain additional gates at some of our existing destinations. Any condition that would deny, limit or delay our access to airports we seek to serve in the future will constrain our ability to grow. Opening new markets requires us to commit a substantial amount of resources, even before the new services commence. Expansion is also dependent upon our ability to maintain a safe and secure operation and will require additional personnel, equipment and facilities.

An inability to hire and retain personnel, timely secure the required equipment and facilities in a cost-effective manner, efficiently operate our expanded facilities, or obtain the necessary regulatory approvals may adversely affect our ability to achieve our growth strategy. In addition, our competitors have often chosen to add service, reduce their fares and/or offer special promotions following our entry into a new market. We cannot assure you that we will be able to successfully expand our existing markets or establish new markets in this increased competitive environment, and if we fail to do so our business could be harmed.

Expansion of our markets and services may also strain our existing management resources and operational, financial and management information systems to the point that they may no longer be adequate to support our operations, requiring us to make significant expenditures in these areas. We expect that we will need to develop further financial, operational and management reporting systems and procedures to accommodate future growth. While we believe our current systems and procedures are adequate, we cannot assure you that we will be able to develop such additional systems or procedures to accommodate our future expansion on a timely basis, and the failure to do so could harm our business.

We have a significant amount of fixed obligations and we will incur significantly more fixed obligations, which could harm our ability to meet our growth strategy and impair our ability to service our fixed obligations, including any debt securities issued pursuant to this prospectus.

As of March 31, 2006, our debt of $2.38 billion accounted for 73% of our total capitalization. Most of our long-term and short-term debt has floating interest rates. In addition to long-term debt, we have a significant amount of other fixed obligations under leases related to our aircraft, airport terminal space, other airport facilities and office space. As of March 31, 2006, future minimum payments under noncancelable leases and other financing obligations were approximately $734 million for 2006 through 2010 and an aggregate of $1.1 billion for the years thereafter. We have commenced construction of a new terminal at JFK under a 30-year lease with the Port Authority of New York and New Jersey, or PANYNJ. The minimum payments under this lease will be accounted for as a financing obligation and have been included above.

As of March 31, 2006, we had commitments of approximately $6.28 billion to purchase 185 additional aircraft and other flight equipment over the next seven years, including estimated amounts for contractual price escalations. We will incur additional debt and other fixed obligations as we take delivery of new aircraft and other equipment and continue to expand into new markets. We typically finance our aircraft through either secured debt or lease financing. Although we believe that debt and/or lease financing should be available for our aircraft deliveries, we cannot assure you that we will be able to secure such financing on terms acceptable to us or at all.

Our high level of debt and other fixed obligations could:

•	impact our ability to obtain additional financing to support capital expansion plans and for working capital and other purposes on acceptable terms or at all;

•	divert substantial cash flow from our operations and expansion plans in order to service our fixed obligations;

•	require us to incur significantly more interest or rent expense than we currently do, since most of our debt has floating interest rates and five of our aircraft leases have variable-rate rent; and

•	place us at a possible competitive disadvantage compared to less leveraged competitors and competitors that have better access to capital resources.

Our ability to make scheduled payments on our debt and other fixed obligations, including any debt securities issued pursuant to this prospectus, will depend on our future operating performance and cash flow, which in turn will depend on prevailing economic and political conditions and financial, competitive, regulatory, business and other factors, many of which are beyond our control. We have no lines of credit, other than two short-term borrowing facilities for certain aircraft predelivery deposits. We are dependent upon our operating cash flows to fund our operations and to make scheduled payments on debt and other fixed obligations. We cannot assure you that we will be able to generate sufficient cash flow from our operations to pay our debt and other fixed obligations as they become due, and if we fail to do so our business could be harmed. If we are unable to make payments on our debt and other fixed obligations, including any debt securities issued pursuant to this prospectus, we could be forced to renegotiate those obligations or obtain additional equity or debt financing. To the extent we finance our activities with additional debt, we may become subject to financial and other covenants that may restrict our ability to pursue our growth strategy. We cannot assure you that our renegotiation efforts would be successful or timely or that we could refinance our obligations on acceptable terms, if at all.

If we are unable to attract and retain qualified personnel at reasonable costs or fail to maintain our company culture, our business could be harmed.

Our business is labor intensive, with labor costs representing approximately one-third of our operating expenses. We expect salaries, wages and benefits to increase on a gross basis and these costs could increase as a percentage of our overall costs. Since we compete against the major U.S. airlines for pilots, mechanics and other skilled labor and some of them offer wage and benefit packages that exceed ours, we may be required to increase wages and/or benefits in order to attract and retain qualified personnel or risk considerable employee turnover. If we are unable to hire, train and retain qualified employees at a reasonable cost, our business could be harmed and we may be unable to complete our expansion plans.

In addition, as we hire more people and grow, we believe it may be increasingly challenging to continue to hire people who will maintain our company culture. One of our principal competitive strengths is our service-oriented company culture that emphasizes friendly, helpful, team-oriented and customer-focused employees. Our company culture is important to providing high quality customer service and having a productive workforce that helps keep our costs low. As we grow, we may be unable to identify, hire or retain enough people who meet the above criteria, including those in management or other key positions. Our company culture could otherwise be adversely affected by our growing operations and geographic diversity. If we fail to maintain the strength of our company culture, our competitive ability and our business may be harmed.

If we fail to successfully take delivery of, operate reliably and integrate into our operations the new EMBRAER 190 aircraft we agreed to purchase, our business could be harmed.

Acquisition of an all-new type of aircraft, such as the EMBRAER 190, involves a variety of risks relating to its ability to be successfully placed into service, including delays in meeting the agreed upon delivery schedule and the inability of the aircraft and all of its components to comply with agreed upon specifications and performance standards. In addition, we also face risks in integrating a second type of aircraft into our existing infrastructure and operations, including, among other things, the additional costs, resources and time needed to hire and train new pilots, technicians and other skilled support personnel. If we fail to successfully take delivery of, operate reliably and integrate into our operations the new EMBRAER 190 aircraft, our business could be harmed.

We rely on maintaining a high daily aircraft utilization rate to keep our costs low, which makes us especially vulnerable to delays.

One of our key competitive strengths is to maintain a high daily aircraft utilization rate, which is the amount of time that our aircraft spend in the air carrying passengers. High daily aircraft utilization allows us to generate more revenue from our aircraft and is achieved in part by reducing turnaround times at airports so we can fly more hours on average in a day. The expansion of our business to include a new fleet type, new destinations, more frequent flights on current routes and expanded facilities could increase the risk of delays. Aircraft utilization is reduced by delays and cancellations from various factors, many of which are beyond our control, including adverse weather conditions, security requirements, air traffic congestion and unscheduled maintenance. Our operations are concentrated in the Northeast and Florida, areas which have been vulnerable to delays in the past due to weather and congestion. Reduced aircraft utilization may limit our ability to achieve and maintain profitability as well as lead to customer dissatisfaction.

Our business is highly dependent on the New York metropolitan market and increases in competition or a reduction in demand for air travel in this market would harm our business.

We maintain a large presence in the New York metropolitan market, with approximately 73% of our daily flights having JFK, LaGuardia or Newark as either their destination or origin. Our business would be harmed by any circumstances causing a reduction in demand for air transportation in the New York metropolitan area, such as adverse changes in local economic conditions, negative public perception of the city, additional terrorist attacks or significant price increases linked to increases in airport access costs and fees imposed on passengers. Our business could also be harmed by an increase in the amount of direct competition we face at JFK, LaGuardia or Newark, or by an increase in congestion or delays. As a result, we remain highly dependent on the New York metropolitan market.

We rely heavily on automated systems to operate our business and any failure of these systems could harm our business.

We are increasingly dependent on automated systems and technology to operate our business, enhance customer service and achieve low operating costs, including our computerized airline reservation system, flight operations system, telecommunications systems, website, maintenance systems, check-in kiosks and in-flight entertainment systems. Since we only issue electronic tickets, our website and reservation system must be able to accommodate a high volume of traffic and deliver important flight information. During 2006, we plan to replace or upgrade several of these critical systems.

The performance and reliability of our automated systems is critical to our ability to operate our business and compete effectively. These systems cannot be completely protected against events that are beyond our control, including natural disasters, computer viruses or telecommunications failures. Substantial or sustained system failures could impact customer service and result in our customers purchasing tickets from another airline. We have implemented security measures and change control procedures and have disaster recovery plans; however, we cannot assure you that these measures are adequate to prevent disruptions, which, if they were to occur, could result in the loss of important data, increase our expenses, decrease our revenues and generally harm our business.

Our maintenance costs will increase as our fleet ages.

Because the average age of our aircraft is approximately 2.6 years, our aircraft require less maintenance now than they will in the future. We have incurred lower maintenance expenses because most of the parts on our aircraft are under multi-year warranties. Our maintenance costs will increase significantly, both on an absolute basis and as a percentage of our operating expenses, as our fleet ages and these warranties expire.

We may be subject to unionization, work stoppages, slowdowns or increased labor costs.

Unlike most airlines, we have a non-union workforce. If our employees unionize, it could result in demands that may increase our operating expenses and adversely affect our profitability. Each of our different employee groups could unionize at any time and require separate collective bargaining agreements. If any group of our employees were to unionize and we were unable to reach agreement on the terms of their collective bargaining agreement or we were to experience widespread employee dissatisfaction, we could be subject to work slowdowns or stoppages. In addition, we may be subject to disruptions by organized labor groups protesting our non-union status. Any of these events would be disruptive to our operations and could harm our business.

Our results of operations will fluctuate.

We expect our quarterly operating results to fluctuate due to price changes in aircraft fuel as well as the timing and amount of maintenance and advertising expenditures. Seasonality also impacts our operations, with high vacation and leisure demand occurring on the Florida routes between October and April and on our western routes during the summer. Actions of our competitors may also contribute to fluctuations in our results. We are more susceptible to adverse weather conditions, including snow storms and hurricanes, as a result of our operations being concentrated on the East Coast, than are some of our competitors. As we enter new markets, we could be subject to additional seasonal variations along with any competitive responses to our entry by other airlines. As a result of these factors, quarter-to-quarter comparisons of our operating results may not be a good indicator of our future performance. In addition, it is possible that in any future quarter our operating results could be below the expectations of investors and any published reports or analyses regarding JetBlue. In that event, the price of our common stock could decline, perhaps substantially.

We are subject to the risks of having a limited number of suppliers for our aircraft, our engines and a key component of our in-flight entertainment system.

Our current dependence on two types of aircraft and engines for all of our flights makes us particularly vulnerable to any problems associated with the Airbus A320 aircraft or the IAE International Aero Engines V2527-A5 engine, and the EMBRAER 190 aircraft or the General Electric Engines CF-34-10 engine, including design defects, mechanical problems, contractual performance by the manufacturers, or adverse perception by the public that would result in customer avoidance or in actions by the Federal Aviation Administration, or FAA, resulting in an inability to operate our aircraft. Carriers that operate a more diversified fleet are better positioned than we are to manage such events.

One of the unique features of our fleet is that every seat in each of our aircraft is equipped with free LiveTV. An integral component of the system is the antenna, which is supplied to us by EMS Technologies, Inc. If EMS were to stop supplying us with its antennas for any reason, we would have to incur significant costs to procure an alternate supplier.

Our business could be harmed if we lose the services of our key personnel.

Our business depends upon the efforts of our Chief Executive Officer, David Neeleman, and our President and Chief Operating Officer, David Barger. The loss of the services of either of these individuals could harm our business.

Our reputation and financial results could be harmed in the event of an accident or incident involving our aircraft.

An accident or incident involving one of our aircraft, or an aircraft containing LiveTV equipment, could involve significant potential claims of injured passengers or others in addition to repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. We are required by the Department of Transportation, or DOT, to carry liability insurance. Although we believe we currently maintain liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate and we may be forced to bear substantial losses from an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that we are less safe or reliable than other airlines, which would harm our business.

Risks Associated with the Airline Industry

The airline industry has incurred significant losses resulting in airline restructurings and bankruptcies, which could result in changes in our industry.

In 2005, the domestic airline industry reported its fifth consecutive year of losses, which is causing fundamental and permanent changes in the industry. These losses have resulted in airlines renegotiating or attempting to renegotiate labor contracts, reconfiguring flight schedules, furloughing or terminating employees, as well as consideration of other efficiency and cost-cutting measures. Despite these actions, several airlines, including Delta Air Lines and Northwest Airlines in September 2005, have sought reorganization under Chapter 11 of the U.S. Bankruptcy Code permitting them to reduce labor rates, restructure debt, terminate pension plans and generally reduce their cost structure. In the fall of 2005, US Airways, which had been in bankruptcy, and America West completed a merger, which may enable the combined entity to have lower costs and a more rationalized route structure and therefore be better able to compete. It is foreseeable that further airline reorganizations, bankruptcies or consolidations may occur, the effects of which we are unable to predict. We cannot assure you that the occurrence of these events, or potential changes resulting from these events, will not harm our business or the industry.

A future act of terrorism, the threat of such acts or escalation of U.S. military involvement overseas could adversely affect our industry.

Even if not directed at the airline industry, a future act of terrorism, the threat of such acts or escalation of U.S. military involvement overseas could have an adverse effect on the airline industry.

In the event of a terrorist attack, the industry would likely experience significantly reduced demand. We cannot assure you that these actions, or consequences resulting from these actions, will not harm our business or the industry.

Changes in government regulations imposing additional requirements and restrictions on our operations or the U.S. government ceasing to provide adequate war risk insurance could increase our operating costs and result in service delays and disruptions.

Airlines are subject to extensive regulatory and legal requirements, both domestically and internationally, that involve significant compliance costs. In the last several years, Congress has passed laws, and the DOT, FAA and the Transportation Security Administration have issued regulations relating to the operation of airlines that have required significant expenditures. We expect to continue to incur expenses in connection with complying with government regulations. Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. If adopted, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs. We cannot assure you that these and other laws or regulations enacted in the future will not harm our business.

The U.S. government currently provides insurance coverage for certain claims resulting from acts of terrorism, war or similar events. Should this coverage no longer be offered, the coverage that would be available to us through commercial aviation insurers may have substantially less desirable terms, result in higher costs and not be adequate to protect our risk, any of which could harm our business.

JETBLUE AIRWAYS CORPORATION

JetBlue Airways Corporation is a major low-cost passenger airline that provides high-quality customer service at low fares primarily on point-to-point routes. We focus on serving markets that previously were underserved and/or large metropolitan areas that have had high average fares. We have a geographically diversified flight schedule that includes both short-haul and long-haul routes. We intend to maintain a disciplined growth strategy by increasing frequency on our existing routes, connecting new city pairs and entering new markets.

We commenced service in February 2000 and established our primary base of operations at New York’s John F. Kennedy International Airport, or JFK. In August 2001, we began service at our West Coast base of operations, Long Beach Municipal Airport, which serves the Los Angeles area. For the year ended December 31, 2005, JetBlue was the 9th largest passenger carrier in the United States based on revenue passenger miles.

We have an experienced management team and a strong company culture with a productive and incentivized workforce that strives to offer high-quality customer service, while at the same time operating efficiently and keeping costs low. Our high daily aircraft utilization and low distribution costs also contribute to our low operating costs. Our widely available low fares are designed to stimulate demand, which we have demonstrated through our ability to increase passenger traffic in the markets we serve. In addition to our low fares, we offer our customers a differentiated product, including new aircraft, leather seats, reliable operating performance, 36 channels of free LiveTV (a satellite TV service with programming provided by DIRECTV®) and movie selections from FOX InFlight at every seat. Beginning in 2006, we plan to add 100 channels of free XM Satellite Radio to our Airbus A320 fleet, a service which is already available on our EMBRAER 190 fleet.

JetBlue was incorporated in Delaware in August 1998. Our principal executive offices are located at 118-29 Queens Boulevard, Forest Hills, New York 11375 and our telephone number is (718) 286-7900. Our website address is http://investor.jetblue.com. Information contained on our website is not a prospectus and does not constitute part of this prospectus.

USE OF PROCEEDS

Except as otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities offered hereunder to fund working capital and capital expenditures, including capital expenditures related to the purchase of aircraft and construction of facilities on or near airports. Pending the use of such net proceeds, we intend to invest these funds in investment-grade, short-term interest bearing securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated. For purposes of calculating this ratio, earnings consist of income (loss) before income taxes, plus fixed charges, less capitalized interest. Fixed charges include interest expense and the portion of rent expense representative of the interest factor.

Year Ended December 31,						Three Months Ended March 31, 2006
2001	2002	2003	2004	2005
1.9x	2.7x	3.1x	1.6x	—	(1)	—	(1)

(1)	Earnings were inadequate to cover fixed charges by $39 million and $52 million for the year ended December 31, 2005 and the quarter ended March 31, 2006, respectively.

Our ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated are the same as the ratios presented above because we have not issued any preferred stock.

DESCRIPTION OF COMMON AND PREFERRED STOCK

The following description of our common stock and preferred stock, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the common stock and the preferred stock that we may offer from time to time pursuant to this prospectus. While the terms we have summarized below will apply generally to any future common stock or preferred stock that we may offer, we will describe the particular terms of any class or series of these securities in more detail in the applicable prospectus supplement. For the complete terms of our common stock and preferred stock, please refer to our amended and restated certificate of incorporation, amended and restated bylaws, amended and restated registration rights agreement and stockholder rights agreement that are incorporated by reference into the registration statement of which this prospectus is a part or may be incorporated by reference in this prospectus or any prospectus supplement. The terms of these securities may also be affected by the General Corporation Law of the State of Delaware. The summary below and that contained in any prospectus supplement is qualified in its entirety by reference to our amended and restated certificate of incorporation, amended and restated bylaws, amended and restated registration rights agreement and stockholder rights agreement.

Authorized Capitalization

As of the date of this prospectus, our capital structure consists of 500,000,000 authorized shares of common stock, par value $.01 per share, and 25,000,000 shares of undesignated preferred stock, par value $.01 per share. As of May 31, 2006, an aggregate of 175,143,421 shares of our common stock were issued and outstanding, and no shares of preferred stock were issued and outstanding.

Common Stock

The holders of our common stock are entitled to such dividends as our board of directors may declare from time to time from legally available funds subject to the preferential rights of the holders of any shares of our preferred stock that we may issue in the future. The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders, subject to the restrictions described below under the caption ‘‘Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws — Limited Voting by Foreign Owners.’’

Our amended and restated certificate of incorporation does not provide for cumulative voting in connection with the election of directors. Accordingly, directors will be elected by a plurality of the shares voting once a quorum is present. No holder of our common stock has any preemptive right to subscribe for any shares of capital stock issued in the future.

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of the holders of any shares of preferred stock that we may issue in the future. All of the outstanding shares of common stock are, and the shares of common stock offered by this prospectus as well as the shares issuable upon the conversion of our outstanding convertible debt securities and upon the conversion of any preferred stock or debt securities offered pursuant to this prospectus, when issued and paid for, will be, fully paid and non-assessable.

Preferred Stock

No shares of our preferred stock are currently outstanding. Under our amended and restated certificate of incorporation, our board of directors, without further action by our stockholders, is authorized to issue up to 25,000,000 shares of preferred stock in one or more classes or series. The board may fix or alter the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company.

Registration Rights

We have entered into an amended and restated registration rights agreement with some of the holders of our common stock, including holders of common stock issued upon the conversion of preferred stock immediately following our initial public offering in April 2002, entitling these holders to registration rights with respect to their shares. Any group of holders of at least 60% of the securities with registration rights can require us to register all or part of their shares at any time after October 11, 2002, so long as the thresholds in the amended and restated registration rights agreement are met with respect to the amount of securities to be sold. After we have completed two such registrations we are no longer subject to these demand registration rights. In addition, holders of the securities with registration rights may also require us to include their shares in future registration statements that we file, subject to cutback at the option of the underwriters of such an offering. Subject to our eligibility to do so, holders of at least 60% of registrable securities may also require us, twice in any 12 month period and a total of three times, to register their shares with the SEC on Form S-3. Upon any of these registrations, these shares will be freely tradable in the public market without restriction.

As of July 10, 2003 (which was one year and 90 days after the registration statement for our initial public offering was declared effective), those stockholders party to the amended and restated registration rights agreement who, together with their affiliates, held less than two percent of our issued and outstanding shares of common stock, ceased to have any registration rights under the agreement with respect to their shares. They may continue, however, to sell their shares pursuant to Rule 144 under the Securities Act.

Any of the terms and provisions of the amended and restated registration rights agreement may be modified, amended or waived pursuant to a written agreement signed by us, the stockholders party to the agreement holding at least 66 2/3% of the common stock held by all such stockholders and our management stockholders party to the agreement holding at least a majority of the common stock held by all such management stockholders, provided that such amendment, modification or waiver does not disproportionately affect any stockholder that is a party to the agreement. Accordingly, on June 22, 2006, we entered into a waiver and amendment to the amended and restated registration rights agreement pursuant to which the requisite stockholders party to the agreement waived their registration rights in connection with any offering pursuant to this prospectus and agreed that no registration rights otherwise available to holders under the agreement were exercisable with respect to any such offering.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Effect of Delaware Anti-Takeover Statute.    We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines ‘‘business combination’’ to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, or who beneficially owns 15% or more of the outstanding voting stock of the corporation at anytime within a three year period immediately prior to the date of determining whether such person is an interested stockholder, and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws Provisions.    Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

Classified Board of Directors.    Our amended and restated certificate of incorporation and amended and restated bylaws provide for our board to be divided into three classes of directors serving staggered, three year terms. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board of directors.

Supermajority Voting.    Our amended and restated certificate of incorporation requires the approval of the holders of at least 66 2/3% of our combined voting power to effect certain amendments to our amended and restated certificate of incorporation. Our amended and restated bylaws may be amended by either a majority of the board of directors, or the holders of 66 2/3% of our voting stock.

Authorized but Unissued or Undesignated Capital Stock.    Our authorized capital stock consists of 500,000,000 shares of common stock and 25,000,000 shares of preferred stock. The authorized but unissued (and in the case of preferred stock, undesignated) stock may be issued by the board of directors in one or more transactions. In this regard, our amended and restated certificate of incorporation grants the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of director’s authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. The board of directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

Special Meetings of Stockholders.    Our amended and restated bylaws provide that special meetings of our stockholders may be called only by our board of directors, by our Chairman of the board of directors or by our Chief Executive Officer.

No Stockholder Action by Written Consent.    Our amended and restated certificate of incorporation and amended and restated bylaws provide that an action required or permitted to be taken at any annual or special meeting of our stockholders may be taken only at a duly called annual or special meeting of stockholders. This provision prevents stockholders from initiating or effecting any action by written consent, and thereby taking actions opposed by the board.

Notice Procedures.    Our amended and restated bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of our stockholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our amended and restated certificate of incorporation or amended and restated bylaws. These procedures provide that notice of such stockholder proposals must be timely given in writing to our Secretary prior to the meeting. Generally, to be timely, notice must be received at our principal executive offices not less than 150 days prior to the meeting. The notice must contain certain information specified in the amended and restated bylaws.

Other Anti-Takeover Provisions.    Our 2002 Stock Incentive Plan, or 2002 Plan, contains provisions which may have the effect of discouraging, delaying or preventing a change in control or unsolicited acquisition proposals. In the event that we are acquired by a merger, a sale by our stockholders of more than 50% of our outstanding voting stock or a sale of all or substantially all of our assets, each outstanding option under the discretionary option grant program under our 2002 Plan that (i) will not be assumed by the successor corporation or otherwise continued in effect, (ii) will not be replaced with a cash incentive program of a successor corporation of the type described in the 2002 Plan, or (iii) will not otherwise be precluded based on other limitations imposed at the time such option was granted, will automatically accelerate in full, and all unvested shares under the discretionary option grant and stock issuance programs will immediately vest, except to the extent (a) our repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continue in effect, or (b) accelerated vesting otherwise is precluded by other limitations imposed at the time of grant. However, our compensation committee will have complete discretion to structure any or all of the options under the discretionary option grant program so those options will immediately vest in the event we are acquired, whether or not those options are assumed by the successor corporation or otherwise continued in effect. Alternatively, our compensation committee may condition such accelerated vesting upon the subsequent termination of the optionee’s service with us or the acquiring entity. The vesting of outstanding shares or share rights under the stock issuance program may also be accelerated upon similar terms and conditions.

Our compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will vest in connection with a hostile takeover, whether accomplished through a tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections for board membership. Such accelerated vesting may occur either at the time of such hostile takeover or upon the subsequent termination of the individual’s service. The vesting of outstanding shares or share rights under the stock issuance program may also be accelerated upon similar terms and conditions.

All of the options and unvested shares under our predecessor 1999 Stock Option/Stock Issuance Plan, which were transferred to our 2002 Plan immediately following our initial public offering in April 2002, will immediately vest in the event we are acquired by a merger or a sale of substantially all our assets or more than 50% of our outstanding voting stock.

In addition, should we be acquired by merger or sale of substantially all of our assets or more than 50% of our outstanding voting securities, then all outstanding purchase rights under our crewmember stock purchase plan will be automatically exercised immediately prior to the effective date of the acquisition. The purchase price in effect for each participant will be equal to 85% of the market value per share on the start date of the offering period in which the participant is enrolled at the time the acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

Limitation of Director Liability.    Our amended and restated certificate of incorporation and amended and restated bylaws limit the liability of our directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability:

•	for any breach of the directors duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

Indemnification Arrangements.    Our amended and restated bylaws provide that our directors and officers shall be indemnified and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by the Delaware General Corporation Law. We have entered into indemnification agreements with each of our directors and executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

Limited Voting by Foreign Owners.    To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our amended and restated certificate of incorporation and amended and restated bylaws restrict voting of shares of our capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 25% of our voting stock be owned by persons who are not U.S. citizens. If non-U.S. citizens at any time own more than 25% of our voting stock, the voting rights of the stock in excess of the 25% shall be automatically suspended. Our amended and restated bylaws provide that no shares of our capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which we refer to as the foreign stock record. Our amended and restated bylaws further provide that no shares of our capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. We are currently in compliance with these ownership restrictions.

Stockholder Rights Agreement

On February 11, 2002, our board of directors authorized us to enter into a stockholder rights agreement. The following is a summary of the material terms of this agreement. The statements below are only a summary, and we refer you to the stockholder rights agreement, a copy of which is filed as Exhibit 4.3 to our Annual Report on Form 10-K, filed on February 18, 2003. Each statement is qualified in its entirety by such reference.

Under the stockholder rights agreement, one stockholder right is attached to each share of common stock. The stockholder rights are transferable only with the common stock until they become exercisable, are redeemed or expire.

Each right entitles the holder to purchase one one-thousandth of a share of our Series A participating preferred stock at an exercise price of $35.55, which gives effect to adjustments for each of our December 2002, November 2003 and December 2005 three-for-two common stock splits, subject to further adjustment. The rights will separate from the common stock upon the earlier of:

•	the tenth business day after a person or group has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock, such person or group referred to as an ‘‘acquiring person,’’ or such later date as determined by our board of directors; and

•	the tenth business day after a person or group commences or announces its intent to commence a tender or exchange offer, the consummation of which would result in such person or group becoming an acquiring person.

The term ‘‘acquiring person’’ expressly excludes Chase New Air Investors (GC), LLC, Quantum Industrial Partners LDC, and the Weston Presidio funds (although the Western Presidio funds are no longer stockholders of our company) and their respective affiliates, unless Chase New Air Investors and the Weston Presidio funds and their respective affiliates beneficially own in the aggregate more than 25% of our outstanding common stock, and in the case of Quantum Industrial Partners LDC, unless Quantum and its affiliates beneficially own in the aggregate more than 30% of our common stock.

If any person or group becomes an acquiring person, instead of thousandths of shares of preferred stock, each stockholder right, other than any stockholder rights held by the acquiring person or group, will then represent the right to receive upon exercise an amount of common stock having a market value equal to twice the exercise price, subject to certain exceptions.

If after a person or group becomes an acquiring person, we are acquired in a merger or other business combination or 50% or more of our consolidated assets or earnings power are sold or transferred, each stockholder right will then represent the right to receive upon exercise an amount of common stock of the other party to the merger or other business combination having a value equal to twice the exercise price.

In addition, at any time after any person or group becomes an acquiring person, but before that person or group becomes the beneficial owner of 50% or more of the outstanding common stock, our board of directors may at its option exchange the stockholder rights, in whole or in part, for common stock at an exchange ratio of one share of common stock per right, subject to adjustment as described in the agreement.

The exercise price payable, the number of thousandths of shares of preferred stock and the amount of common stock, cash or securities or assets issuable upon exercise of, or exchange for, stockholder rights and the number of outstanding rights are subject to adjustment to prevent dilution if certain events occur.

Our board of directors may redeem the stockholder rights in whole, but not in part, for one cent ($.01) per right, as adjusted to reflect any preferred stock split, stock dividend or similar transaction, at any time before the earlier of April 1, 2012 and the tenth business day after the first date of public announcement that a person or group has become an acquiring person. Unless earlier redeemed by us, exercised or exchanged, the stockholder rights will expire on April 1, 2012.

Our transfer agent, Computershare Investor Services, is the rights agent under the stockholder rights agreement.

The stockholder rights will not prevent a takeover of us. However, the rights may render an unsolicited takeover of us more difficult or less likely to occur, even though such takeover may offer stockholders opportunity to sell their shares at a price above the prevailing market and/or may be favored by a majority of the stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services.

The applicable prospectus supplement will specify the transfer agent and registrar for any shares of preferred stock we may offer pursuant to this prospectus.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities from time to time in one or more series. The following description summarizes the general terms and provisions of the debt securities that we may offer pursuant to this prospectus that are common to all series. The specific terms relating to any series of our debt securities that we offer will be described in a prospectus supplement, which you should read. Because the terms of specific series of debt securities offered may differ from the general information that we have provided below, you should rely on information in the applicable prospectus supplement that contradicts any information below.

As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities will be governed by a document called an ‘‘indenture.’’ An indenture is a contract between a financial institution, acting on your behalf as trustee of the debt securities offered, and us. The debt securities will be issued pursuant to an indenture that we will enter into with a trustee, which, unless otherwise indicated in the applicable prospectus supplement, will be Wilmington Trust Company. When we refer to the ‘‘indenture’’ in this prospectus, we are referring to the indenture under which your debt securities are issued, as may be supplemented by any supplemental indenture applicable to your debt securities. The trustee has two main roles. First, subject to some limitations on the extent to which the trustee can act on your behalf, the trustee can enforce your rights against us if we default on our obligations under the indenture. Second, the trustee performs certain administrative duties for us with respect to the debt securities.

Unless otherwise provided in any applicable prospectus supplement, the following section is a summary of the principal terms and provisions that will be included in the indenture. This summary is not complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the indenture, which will be in the form filed as an exhibit to or incorporated by reference in the registration statement of which this prospectus is a part. If we refer to particular provisions in the indenture, such provisions, including the definition of terms, are incorporated by reference in this prospectus as part of this summary. We urge you to read the applicable indenture and any supplement thereto because these documents, and not this section, define your rights as a holder of debt securities.

General Terms of Debt Securities

Unless otherwise provided in any applicable prospectus supplement, the debt securities offered hereby will be unsecured obligations of JetBlue and will be either our senior unsecured obligations issued in one or more series and referred to herein as the ‘‘senior debt securities,’’ or our subordinated unsecured obligations issued in one or more series and referred to herein as the ‘‘subordinated debt securities.’’ The senior debt securities will rank equal in right of payment to all of our other unsecured and unsubordinated indebtedness. The subordinated debt securities will be subordinated in right of payment to the prior payment in full of the senior debt securities and all of our other senior indebtedness, as described below under ‘‘— Subordination Provisions.’’

The indenture contains covenants with respect to the following matters:

•	payment of principal, premium, if any, and interest;

•	maintenance of an office or agency in each place of payment;

•	arrangements regarding the handling of money held in trust;

•	maintenance of corporate existence;

•	maintenance of insurance; and

•	statement by officers as to default.

We may agree to additional covenants for the benefit of one or more series of debt securities, and, if so, these will be described in the applicable prospectus supplement.

The indenture does not limit the total amount of debt securities that we can issue under it, nor does it limit us from incurring or issuing other unsecured or secured debt. Unless otherwise indicated

in the applicable prospectus supplement, the indenture pursuant to which the debt securities are issued will not contain any financial covenants or other provisions that protect you in the event we issue a large amount of debt, or in the event that we are acquired by another entity (including in a highly leveraged transaction).

Specific Terms of Debt Securities

You should read the applicable prospectus supplement for the terms of the series of debt securities offered. The terms of the debt securities described in such prospectus supplement may include the following, as applicable to the series of debt securities offered thereby:

•	the title of the debt securities;

•	whether the debt securities will be senior debt securities or subordinated debt securities of JetBlue;

•	the aggregate principal amount of the debt securities and whether there is any limit on such aggregate principal amount;

•	whether we may reopen the series of debt securities for issuances of additional debt securities of such series;

•	the date or dates, or how the date or dates will be determined, when the principal amount of the debt securities will be payable;

•	the amount payable upon acceleration of the maturity of the debt securities or how this amount will be determined;

•	the interest rate or rates, which may be fixed or variable, that the debt securities will bear, if any, or how such interest rate or rates will be determined;

•	the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

•	the date or dates from which any interest will accrue or how such date or dates will be determined;

•	the interest payment dates and the record dates for these interest payments;

•	whether the debt securities are redeemable at our option;

•	whether there are any sinking fund or other provisions that would obligate us to purchase or otherwise redeem the debt securities;

•	the form in which we will issue the debt securities, if other than in registered book-entry only form represented by global securities; whether we will have the option of issuing debt securities in ‘‘certificated’’ form; whether we will have the option of issuing certificated debt securities in bearer form if we issue the securities outside the United States to non-U.S. persons; any restrictions on the offer, sale or delivery of bearer securities and the terms, if any, upon which bearer securities of the series may be exchanged for registered securities of the series and vice versa (if permitted by applicable laws and regulations);

•	the currency or currencies of the debt securities;

•	whether the amount of payments of principal, premium, if any, or interest on the debt securities will be determined with reference to an index, formula or other method (which could be based on one or more currencies, commodities, equity indices or other indices) and how these amounts will be determined;

•	the place or places, if any, other than or in addition to Wilmington, Delaware, for payment, transfer, conversion and/or exchange of the debt securities;

•	the denominations in which the offered debt securities will be issued;

•	the applicability of the provisions of the indenture described under ‘‘defeasance’’ and any provisions in modification of, in addition to or in lieu of any of these provisions;

•	material federal income tax considerations that are specific to the series of debt securities offered;

•	any provisions granting special rights to the holders of the debt securities upon the occurrence of specified events;

•	whether the indenture contains any changes or additions to the events of default or covenants described in this prospectus;

•	whether the debt securities will be convertible into or exchangeable for any other securities and the applicable terms and conditions for such conversion or exchange;

•	if the debt securities are to be secured, the provisions applicable to such security; and

•	any other terms specific to the series of debt securities offered.

Redemption

If the debt securities are redeemable, the applicable prospectus supplement will set forth the terms and conditions for such redemption, including:

•	the redemption prices (or method of calculating the same);

•	the redemption period (or method of determining the same);

•	whether such debt securities are redeemable in whole or in part at our option; and

•	any other provisions affecting the redemption of such debt securities.

Conversion and Exchange

If any series of the debt securities offered are convertible into or exchangeable for shares of our common stock or other securities, the applicable prospectus supplement will set forth the terms and conditions for such conversion or exchange, including:

•	the conversion price or exchange ratio (or method of calculating the same);

•	the conversion or exchange period (or method of determining the same);

•	whether conversion or exchange will be mandatory, or at our option or at the option of the holder;

•	the events requiring an adjustment of the conversion price or the exchange ratio; and

•	any other provisions affecting conversion or exchange of such debt securities.

Form and Denomination of Debt Securities

Denomination of Debt Securities

Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be denominated in U.S. dollars, in minimum denominations of $1,000 and multiples thereof.

Registered Form

We may issue the debt securities in registered form, in which case we may issue them either in book-entry form only or in ‘‘certificated’’ form. We will issue registered debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. Debt securities issued in book-entry form will be represented by global securities.

Bearer Form

We also will have the option of issuing debt securities in non-registered form, as bearer securities, if we issue the securities outside the United States to non-U.S. persons. In that case, the applicable prospectus supplement will set forth the mechanics for holding the bearer securities, including the procedures for receiving payments, for exchanging the bearer securities for registered securities of the same series and for receiving notices. The applicable prospectus supplement will also describe the requirements with respect to our maintenance of offices or agencies outside the United States and the applicable U.S. federal tax law requirements.

Holders of Registered Debt Securities

Book-Entry Holders

We will issue registered debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. Debt securities held in book-entry form will be represented by one or more global securities registered in the name of a depositary or its nominee. The depositary or its nominee will hold such global securities on behalf of financial institutions that participate in such depositary’s book-entry system. These participating financial institutions, in turn, hold beneficial interests in the global securities either on their own behalf or on behalf of their customers.

Under the indenture, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in global form, we will recognize only the depositary or its nominee as the holder of the debt securities, and we will make all payments on the debt securities to the depositary or its nominee. The depositary will then pass along the payments that it receives to its participants, which in turn will pass the payments along to their customers who are the beneficial owners of the debt securities. The depositary and its participants do so under agreements they have made with one another or with their customers or by law; they are not obligated to do so under the terms of the debt securities or the terms of the indenture.

As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system, or that holds an interest through a participant in the depositary’s book-entry system. As long as the debt securities are issued in global form, investors will be indirect holders, and not holders, of the debt securities.

Street Name Holders

In the event that we issue debt securities in certificated form, or in the event that a global security is terminated, investors may choose to hold their debt securities either in their own names or in ‘‘street name.’’ Debt securities held in street name are registered in the name of a bank, broker or other financial institution chosen by the investor, and the investor would hold a beneficial interest in those debt securities through the account that he or she maintains at such bank, broker or other financial institution.

For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities, and we will make all payments on those debt securities to them. These institutions will pass along the payments that they receive from us to their customers who are the beneficial owners pursuant to agreements that they have entered into with such customers or by law; they are not obligated to do so under the terms of the debt securities or the terms of the indenture. Investors who hold debt securities in street name will be indirect holders, and not holders, of the debt securities.

Registered Holders

Our obligations, as well as the obligations of the trustee and those of any third parties employed by the trustee or us, run only to the registered holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means and who are, therefore, not the registered holders of the debt securities. This will be the case whether an investor chooses to be an indirect holder of a debt security, or has no choice in the matter because we are issuing the debt securities only in global form.

For example, once we make a payment or give a notice to the registered holder of the debt securities, we have no further responsibility with respect to such payment or notice even if that registered holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend an indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture), we would seek the approval only from the registered holders, and not the indirect holders, of the debt securities. Whether and how the registered holders contact the indirect holders is up to the registered holders.

Notwithstanding the above, when we refer to ‘‘you’’ or ‘‘your’’ in this prospectus, we are referring to investors who invest in the debt securities being offered by this prospectus, whether they are the registered holders or only indirect holders of the debt securities offered. When we refer to ‘‘your debt securities’’ in this prospectus, we mean the series of debt securities in which you hold a direct or indirect interest.

Special Considerations for Indirect Holders

If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, we urge you to check with that institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for its consent, as a registered holder of the debt securities, if ever required;

•	if permitted for a particular series of debt securities, whether and how you can instruct it to send you debt securities registered in your own name so you can be a registered holder of such debt securities;

•	how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the debt securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms. Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities that we issue in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under ‘‘— Special Situations When a Global Security Will Be Terminated.’’ As a result of these arrangements, the depositary, or its nominee, will be the sole registered holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account either with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security will not be a registered holder of the debt security, but an indirect holder of a beneficial interest in the global security.

Special Considerations for Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the global security will be considered the registered holder of the debt securities represented by such global security.

If debt securities are issued only in the form of a global security, an investor should be aware of the following:

•	An investor cannot cause the debt securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the debt securities, except in the special situations we describe below under ‘‘— Special Situations When a Global Security Will Be Terminated.’’

•	An investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under ‘‘— Holders of Registered Debt Securities’’ above.

•	An investor may not be able to sell his or her interest in the debt securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form.

•	An investor may not be able to pledge his or her interest in the debt securities in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective.

•	The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investors interest in the debt securities. Neither the trustee nor we have any responsibility for any aspect of the depositary’s actions or for the depositary’s records of ownership interests in a global security. Additionally, neither the trustee nor we supervise the depositary in any way.

•	DTC requires that those who purchase and sell interests in a global security that is deposited in its book-entry system use immediately available funds. Your broker or bank may also require you to use immediately available funds when purchasing or selling interests in a global security.

•	Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt security. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of such intermediaries.

Special Situations When a Global Security Will Be Terminated

In a few special situations described below, a global security will be terminated and interests in the global security will be exchanged for certificates in non-global form, referred to as ‘‘certificated’’ debt securities. After such an exchange, it will be up to the investor as to whether to hold the certificated debt securities directly or in street name. We have described the rights of direct holders and street name holders under ‘‘— Holders of Registered Debt Securities’’ above. Investors must consult their own banks or brokers to find out how to have their interests in a global security exchanged on termination of a global security for certificated debt securities to be held directly in their own names.

The special situations for termination of a global security are as follows:

•	if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security, and we do not appoint another institution to act as depositary within 60 days of such notification;

•	if we notify the trustee that we wish to terminate that global security; or

•	if an event of default has occurred with regard to the debt securities represented by that global security and such event of default has not been cured or waived.

The applicable prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by such prospectus supplement. If a global security were terminated, only the depositary, and not we or the trustee, would be responsible for deciding the names of the institutions in whose names the debt securities represented by the global security would be registered and, therefore, who would be the registered holders of those debt securities.

Form, Exchange and Transfer of Registered Securities

If we cease to issue registered debt securities in global form, we will issue them:

•	only in fully registered certificated form; and

•	unless otherwise indicated in the applicable prospectus supplement, in denominations of $1,000 and amounts that are multiples of $1,000.

Holders may exchange their certificated securities for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed.

Holders may exchange or transfer their certificated securities at the trustee’s office. We have appointed the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their certificated securities, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holders proof of legal ownership.

If we have designated additional transfer agents for your debt security, they will be named in the applicable prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the location of the office through which any transfer agent acts.

If any certificated securities of a particular series are redeemable and we redeem less than all the debt securities of that series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any certificated securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

If a registered debt security is issued in global form, only the depositary will be entitled to transfer and exchange the debt security as described in this subsection because it will be the sole holder of the debt security.

Payment and Paying Agents

On each due date for interest payments on the debt securities, we will pay interest to each person shown on the trustee’s records as owner of the debt securities at the close of business on a designated day that is in advance of the due date for interest. We will pay interest to each such person even if such person no longer owns the debt security on the interest due date. The designated day on which we will determine the owner of the debt security, as shown on the trustee’s records, is also known as the ‘‘record date.’’ The record date will usually be about two weeks in advance of the interest due date.

Because we will pay interest on the debt securities to the holders of the debt securities based on ownership as of the applicable record date with respect to any given interest period, and not to the holders of the debt securities on the interest due date (that is, the day that the interest is to be paid), it is up to the holders who are buying and selling the debt securities to work out between themselves the appropriate purchase price for the debt securities. It is common for purchase prices of debt securities to be adjusted so as to prorate the interest on the debt securities fairly between the buyer and the seller based on their respective ownership periods within the applicable interest period.

Payments on Global Securities

We will make payments on a global security by wire transfer of immediately available funds directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants, as described under ‘‘— Global Securities’’ above.

Payments on Certificated Securities

We will make interest payments on debt securities held in certificated form by mailing a check on each due date for interest payments to the holder of the certificated securities, as shown on the trustee’s records, as of the close of business on the record date. We will make all payments of principal and premium, if any, on the certificated securities by check at the office of the trustee in New York City, New York, and/or at other offices that may be specified in the applicable prospectus supplement or in a notice to holders, against surrender of the certificated security. All payments by check will be made in next-day funds (that is, funds that become available on the day after the check is cashed).

Alternatively, if a certificated security has a face amount of at least $10,000,000, and the holder of such certificated security so requests, we will pay any amount that becomes due on such certificated security by wire transfer of immediately available funds to an account specified by the holder at a bank in New York City, New York, on the applicable due date for payment. To request payment by wire transfer, the holder must give appropriate transfer instructions to the trustee or other paying agent at least 15 business days before the requested wire payment is due. In the case of any interest payments, the instructions must be given by the person who is shown on the trustee’s records as the holder of the certificated security on the applicable record date. Wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Payment When Offices Are Closed

If payment on a debt security is due on a day that is not a business day, we will make such payment on the next succeeding business day. The indenture will provide that such payments will be treated as if they were made on the original due date for payment. A postponement of this kind will not result in a default under any debt security or indenture, and no interest will accrue on the amount of any payment that is postponed in this manner.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on their debt securities.

Events of Default

You will have special rights if an Event of Default occurs with respect to your debt securities and such Event of Default is not cured, as described later in this subsection.

What Is an Event of Default?

Unless otherwise specified in the applicable prospectus supplement, the term ‘‘Event of Default’’ with respect to the debt securities offered means any of the following:

•	We do not pay the principal of, or any premium, if any, on, the debt security on its due date.

•	We do not pay interest on the debt security within 30 days of its due date.

•	We do not deposit any sinking fund payment, if applicable, with respect to the debt securities on its due date.

•	We remain in breach of a covenant with respect to the debt securities for 60 days after we receive a written notice of default stating that we are in breach. The notice must be sent by either the trustee or holders of at least 25% of the principal amount of the debt securities of the affected series.

•	We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

•	Any other Event of Default that may be described in the applicable prospectus supplement, and set forth in the indenture, occurs.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the same indenture or any other indenture.

Remedies if an Event of Default Occurs

If an Event of Default has occurred and has not been cured within the applicable time period, the trustee or the holders of 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be immediately due and payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be rescinded by the holders of at least a majority in principal amount of the debt securities of the affected series.

The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal or interest, if it considers the withholding of notice to be in the best interests of the holders. Additionally, subject to the provisions of the indenture relating to the duties of the trustee, the trustee is not required to take any action under the indenture at the request of any of the holders of the debt securities unless such holders offer the trustee reasonable protection from expenses and liability (called an ‘‘indemnity’). If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conduct of any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

Before you are allowed to bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to your debt securities, the following must occur:

•	You must give the trustee written notice that an Event of Default has occurred and remains uncured.

•	The holders of 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default that has occurred and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

•	The trustee must not have taken any action for 60 days after receipt of the above notice, request and offer of indemnity.

•	The holders of a majority in principal amount of the debt securities of the relevant series must not have given the trustee a direction inconsistent with the above notice or request.

Notwithstanding the above, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date for payment.

Holders of a majority in principal amount of the debt securities of the affected series may waive any past defaults other than:

•	the payment of principal, or any premium or interest, on the affected series of debt securities; or

•	a default in respect of a covenant that cannot be modified or amended without the consent of each holder of the affected series of debt securities.

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee, and how to declare or rescind an acceleration of maturity on their debt securities.

With respect to each series of debt securities, we will furnish to each trustee, each year, a written statement of certain of our officers certifying that, to their knowledge, we are in compliance with the provisions of the indenture applicable to such series of debt securities, or specifying an Event of Default.

Merger or Consolidation

Unless otherwise specified in the applicable prospectus supplement, the terms of the indenture will generally permit us to consolidate or merge with another entity. We will also be permitted to sell all or substantially all of our assets to another entity. However, we may not take any of these actions unless, among other things, the following conditions are met:

•	in the event that we merge out of existence or sell all or substantially all of our assets, the resulting entity must agree to be legally responsible for the debt securities;

•	the merger or sale of all or substantially all of our assets must not cause a default on the debt securities, and we must not already be in default (unless the merger or sale would cure the default) with respect to the debt securities; and

•	we must satisfy any other requirements specified in the applicable prospectus supplement relating to a particular series of debt securities.

Modification or Waiver

There are three types of changes we can make to any indenture and the debt securities issued thereunder.

Changes Requiring Your Approval

First, there are changes that we cannot make to the terms or provisions of your debt securities without your specific approval. Subject to the provisions of the indenture, without your specific approval, we may not:

•	change the stated maturity of the principal of, or interest or any additional amounts on, your debt securities;

•	reduce the principal amount of, or premium, if any, or interest on, or any other amounts due on your debt securities;

•	reduce the amount of principal payable upon acceleration of maturity of your debt securities;

•	make any change that adversely affects your right to receive payment on, to convert, to exchange or to require us to purchase, as applicable, your debt security in accordance with the terms of the indenture;

•	change the place or currency of payment on your debt securities;

•	impair your right to sue for payment on your debt securities;

•	if your debt securities are subordinated debt securities, modify the subordination provisions in the indenture in a manner that is adverse to you;

•	reduce the percentage of holders of outstanding debt securities of your series whose consent is needed to modify or amend the indenture;

•	reduce the percentage of holders of outstanding debt securities of your series whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults of the indenture;

•	modify any other aspect of the provisions of the indenture dealing with modification and waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants relating to your debt securities; or

•	modify any other provisions of the indenture as specified in the applicable prospectus supplement.

Changes Not Requiring Your Approval

There are certain changes that we may make to your debt securities without your specific approval and without any vote of the holders of the debt securities of the same series. Such changes are limited to clarifications and certain other changes that would not adversely affect the holders of the outstanding debt securities of such series in any material respect.

Changes Requiring Majority Approval

Subject to the provisions of the indenture, any other change to, or waiver of, any provision of the indenture and the debt securities issued pursuant thereto would require the following approval:

•	If the change affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of the outstanding debt securities of that series.

•	If the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of the outstanding debt securities of all series affected by the change, with all affected series voting together as one class for this purpose.

•	Waiver of our compliance with certain provisions of an indenture must be approved by the holders of a majority in principal amount of the outstanding debt securities of all series issued under such indenture, voting together as one class for this purpose, in accordance with the terms of such indenture.

In each case, the required approval must be given in writing.

Further Details Concerning Voting

When taking a vote, we will decide the principal amount attributable to the debt securities in the following manner:

•	For original issue discount debt securities, we will use the principal amount that would be due and payable on the voting date if the maturity of such debt securities were accelerated to that date because of a default.

•	For debt securities for which principal amount is not known (for example, because it is based on an index), we will use the formula described in the prospectus supplement relating to such debt securities.

•	For debt securities denominated in one or more foreign currencies, we will use the U.S. dollar equivalent.

Debt securities will not be considered outstanding, and therefore will not be eligible to vote, if we have deposited or set aside in trust money for their payment in full or their redemption. Debt securities will also not be eligible to vote if we can legally release ourselves from all payment and other obligations with respect to such debt securities, as described below under ‘‘— Defeasance — Full Defeasance.’’

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote or take other action under the indenture. If we set a record date for a vote or other action to be taken by holders of one or more series of debt securities, such vote or action may be taken only by persons shown on the trustee’s records as holders of the debt securities of the relevant series on such record date.

Book-entry and other indirect holders should consult their banks or brokers for information on how their approval or waiver may be granted or denied if we seek their approval to change or waive the provisions of an indenture or of their debt securities.

Defeasance

If specified in the applicable prospectus supplement and subject to the provisions of the indenture, we may elect either:

•	to be released from some of the covenants in the indenture under which your debt securities were issued (referred to as ‘‘covenant defeasance’’); or

•	to be discharged from all of our obligations with respect to your debt securities, except for obligations to register the transfer or exchange of your debt securities, to replace mutilated, destroyed, lost or stolen debt securities, to maintain paying offices or agencies and to hold moneys for payment in trust (referred to as ‘‘full defeasance’’).

Covenant Defeasance

In the event of covenant defeasance, you would lose the protection of some of our covenants in the indenture, but would gain the protection of having money and government securities set aside in trust to repay your debt securities.

Subject to the provisions of the indenture, to accomplish covenant defeasance with respect to the debt securities offered:

•	We must deposit in trust for the benefit of all holders of the debt securities of the same series as your debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that would generate enough cash to make interest, principal and any other payments on such series of debt securities on the various dates when such payments would be due.

•	No Event of Default or event which with notice or lapse of time would become an Event of Default, including by reason of the above deposit of money, notes or bonds, with respect to your debt securities shall have occurred and be continuing on the date of such deposit.

•	We must deliver to the trustee of your debt securities a legal opinion of our counsel to the effect that, for U.S. federal income tax purposes, you will not recognize income, gain or loss as a result of such covenant defeasance and that such covenant defeasance will not cause you to be taxed on your debt securities any differently than if such covenant defeasance had not occurred and we had just repaid your debt securities ourselves at maturity.

•	We must deliver to the trustee of your debt securities a legal opinion of our counsel to the effect that the deposit of funds or bonds would not require registration under the Investment Company Act of 1940, as amended, or that all necessary registration under the Investment Company Act of 1940, as amended, had been effected.

•	We must comply with any additional terms of, conditions to or limitations to covenant defeasance, as set forth in the indenture.

•	We must deliver to the trustee of your debt securities an officer’s certificate and a legal opinion of our counsel stating that all conditions precedent to covenant defeasance, as set forth in the indenture, had been complied with.

If we were to accomplish covenant defeasance, you could still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee were prevented from making payment. In fact, if an Event of Default that remained after we accomplish covenant defeasance occurred (such as our bankruptcy) and your debt securities became immediately due and payable, there might be a shortfall in our trust deposit. Depending on the event causing the default, you might not be able to obtain payment of the shortfall.

Full Defeasance

If we were to accomplish full defeasance, you would have to rely solely on the funds or notes or bonds that we deposit in trust for repayment of your debt securities. You could not look to us for repayment in the unlikely event of any shortfall in our trust deposit. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we were to become bankrupt or insolvent.

Subject to the provisions of the indenture, in order to accomplish full defeasance with respect to the debt securities offered:

•	We must deposit in trust for the benefit of all holders of the debt securities of the same series as your debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that would generate enough cash to make interest, principal and any other payments on such series of debt securities on the various dates when such payments would be due.

•	No Event of Default or event which with notice or lapse of time would become an Event of Default, including by reason of the above deposit of money, notes or bonds, with respect to your debt securities shall have occurred and be continuing on the date of such deposit.

•	We must deliver to the trustee of your debt securities a legal opinion of our counsel stating either that we have received, or there has been published, a ruling by the Internal Revenue Service or that there had been a change in the applicable U.S. federal income tax law, in either case to the effect that, for U.S. federal income tax purposes, you will not recognize income, gain or loss as a result of such full defeasance and that such full defeasance will not cause you to be taxed on your debt securities any differently than if such full defeasance had not occurred and we had just repaid your debt securities ourselves at maturity.

•	We must deliver to the trustee a legal opinion of our counsel to the effect that the deposit of funds or bonds would not require registration under the Investment Company Act of 1940, as amended, or that all necessary registration under the Investment Company Act of 1940, as amended, had been effected.

•	We must comply with any additional terms of, conditions to or limitations to full defeasance, as set forth in the indenture.

•	We must deliver to the trustee of your debt securities an officer’s certificate and a legal opinion of our counsel stating that all conditions precedent to full defeasance, as set forth in the indenture, had been complied with.

Subordination Provisions

Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of, premium, if any, and interest, if any, on the subordinated debt securities will be subordinated, to the extent provided in the subordinated indenture, as supplemented, in right of payment to the prior payment in full of all of our senior indebtedness. Our obligation to make payment of the principal of, premium, if any, and interest, if any, on the subordinated debt securities will not otherwise be affected. In addition, no payment on account of principal and premium, if any, sinking fund or interest, if any, may be made on the subordinated debt securities at any time unless full payment of all amounts due in respect of the principal and premium, if any, sinking fund and interest, if any, on our senior indebtedness has been made or duly provided for in money or money’s worth.

Notwithstanding the foregoing, unless all of our senior indebtedness has been paid in full, in the event that any payment or distribution made by us is received by the trustee or the holders of any of the subordinated debt securities, such payment or distribution must be paid over to the holders of our senior indebtedness or a person acting on their behalf, to be applied toward the payment of all our senior indebtedness remaining unpaid until all the senior indebtedness has been paid in full. Subject to the payment in full of all our senior indebtedness, the rights of the holders of the subordinated debt securities will be subrogated to the rights of the holders of our senior indebtedness.

By reason of this subordination, in the event of a distribution of our assets upon our insolvency, certain of our general creditors may recover more, ratably, than holders of the subordinated debt securities. The subordinated indenture provides that these subordination provisions will not apply to money and securities held in trust under the defeasance provisions of the subordinated indenture.

When we refer to ‘‘senior indebtedness’’ in this prospectus, we are referring to the principal of (and premium, if any) and unpaid interest on:

•	our indebtedness (including indebtedness of others guaranteed by us), other than subordinated debt securities, whenever created, incurred, assumed or guaranteed, or money borrowed, unless the instrument creating or evidencing such indebtedness or under which such indebtedness is outstanding provides that such indebtedness is not senior or prior in right of payment to the subordinated debt securities; and

•	renewals, extensions, modifications and refundings of any of such indebtedness.

If this prospectus is being delivered in connection with the offering of a series of subordinated debt securities, the accompanying prospectus supplement or the information incorporated by reference will set forth the approximate amount of our senior indebtedness outstanding as of a recent date.

Information Concerning the Trustee

Unless otherwise indicated in the applicable prospectus supplement, Wilmington Trust Company will be the trustee under the indenture. We may conduct banking and other transactions with the trustee in the ordinary course of business.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the law of the State of New York.

DESCRIPTION OF DEPOSITARY SHARES

We may issue depositary shares from time to time. The following description summarizes the general terms and provisions of the depositary shares that we may offer pursuant to this prospectus. The specific terms relating to any depositary shares that we offer will be described in a prospectus supplement, which you should read. Because the terms of the specific depositary shares offered may differ from the general information that we have provided below, you should rely on information in the applicable prospectus supplement that contradicts any information below. The summary below is not complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the applicable deposit agreement, which will be in the form filed as an exhibit to or incorporated by reference in the registration statement of which this prospectus is a part at or prior to the time of the issuance of those depositary shares, as well as our amended and restated certificate of incorporation or any certificate of designation relating to the applicable series of preferred stock.

General

We may, at our option, elect to offer fractional interests in shares of a series of preferred stock as depositary shares, rather than full shares of preferred stock. In such event, we will issue depositary receipts for those depositary shares, each of which will represent a fraction of a share of a particular class or series of preferred stock, as described in the related prospectus supplement.

Shares of any series of preferred stock represented by depositary shares will be deposited under a separate deposit agreement, between us and a bank or trust company selected by us having its principal office in the United States and having a combined capital and surplus of at least $50 million, which entity we refer to in this prospectus as a ‘‘preferred stock depositary.’’ The prospectus supplement relating to a series of depositary shares will set forth the name and address of the preferred stock depositary with respect to those depositary shares. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock represented by the depositary share, to all of the rights, preferences and privileges of the preferred stock represented thereby (including dividend, voting, conversion, exchange, redemption and liquidation rights, if any).

Depositary shares will be evidenced by depositary receipts issued pursuant to the applicable deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional interests in shares of preferred stock as described in the applicable prospectus supplement.

Dividends and Other Distributions

The preferred stock depositary will distribute all cash dividends or other cash distributions received in respect of a series of preferred stock to the record holders of depositary receipts relating to that preferred stock in proportion, insofar as possible, to the number of the depositary receipts owned by those holders on the relevant record date (subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the preferred stock depositary). The preferred stock depositary will distribute only such amount, however, as can be distributed without attributing to any holder of depositary shares a fraction of one cent, and the balance not so distributed will be held by the preferred stock depositary and added to and treated as part of the next sum received by such preferred stock depositary for distribution to record holders of depositary shares then outstanding.

In the event of a distribution other than in cash, the preferred stock depositary will distribute property received by it to the record holders of depositary shares entitled thereto, in proportion to the number of such depositary shares owned by those holders, unless the preferred stock depositary determines that it is not feasible to make such distribution, in which case the preferred stock depositary may, with our approval, adopt a method it deems equitable and practicable to effect the distribution, including the public or private sale of such property and distribution of the net proceeds therefrom to holders of depositary shares.

The amount so distributed to record holders of depositary receipts in any of the foregoing cases will be reduced by any amount required to be withheld by us or the preferred stock depositary on account of taxes.

The deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by us to holders of the preferred stock will be made available to holders of depositary shares.

Redemption of Depositary Shares

If a series of preferred stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the preferred stock depositary resulting from redemption, in whole or in part, of such class or series of preferred stock held by the preferred stock depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price and other amounts per share, if any, payable in respect of such class or series of preferred stock. Whenever we redeem preferred stock held by the preferred stock depositary, the preferred stock depositary will redeem as of the same redemption date the number of depositary shares representing shares of preferred stock so redeemed. If fewer than all of the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as may be determined to be equitable by the preferred stock depositary.

After the date fixed for redemption, the depositary shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary shares with respect to those depositary shares will cease, except the right to receive the redemption price upon that redemption. Any funds deposited by us with the preferred stock depositary for any depositary shares which the holders thereof fail to redeem shall be returned to us after a period of two years from the date those funds are so deposited.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of a class or series of preferred stock are entitled to vote, the preferred stock depositary will mail the information contained in the notice of meeting to record holders of the depositary receipts evidencing the depositary shares of such class or series of preferred stock. Each record holder of the depositary receipts on the record date (which will be the same date as the record date for the related class or series of preferred stock) will be entitled to instruct the preferred stock depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by that holder’s depositary shares. The preferred stock depositary will endeavor, insofar as practicable, to vote the number of shares of preferred stock represented by those depositary shares in accordance with the instructions, and we will agree to take all reasonable action which may be deemed necessary by the preferred stock depositary in order to enable the preferred stock depositary to do so. The preferred stock depositary will abstain from voting the preferred stock to the extent it does not receive specific instructions from the holder of depositary shares representing those shares of preferred stock. The preferred stock depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is taken in good faith and does not result from the negligence or willful misconduct of the preferred stock depositary.

Liquidation Preference

In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of related preferred stock as set forth in the related prospectus supplement.

Conversion and Exchange of Preferred Stock

If any series of preferred stock underlying the depositary shares is subject to provisions relating to its conversion or exchange, as set forth in the applicable prospectus supplement relating thereto, each record holder of depositary receipts will have the right or obligation to convert or exchange the depositary shares represented by those depositary receipts pursuant to the terms thereof.

Amendment and Termination of the Deposit Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended at any time by agreement between us and the preferred stock depositary. However, amendments, if any, which materially and adversely alter the rights of holders of depositary receipts or that would be materially and adversely inconsistent with the rights of holders of the underlying preferred stock, will be ineffective unless the amendment has been approved by holders of at least a majority of the depositary shares then outstanding under the deposit agreement. Every holder of outstanding depositary receipts at the time the amendment, if any, becomes effective will be deemed, by continuing to hold its depositary receipts, to consent to the amendment and to be bound by the applicable deposit agreement as amended thereby.

We may terminate a deposit agreement upon not less than 30 days’ prior written notice to the preferred stock depositary if a majority of each class or series of preferred stock subject to the deposit agreement consents to its termination, whereupon the preferred stock depositary will deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by such holder, the number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by those depositary receipts, together with any other property held by the preferred stock depositary with respect to those depositary receipts. Additionally, a deposit agreement will automatically terminate if:

•	all outstanding depositary shares related thereto have been redeemed;

•	there has been a final distribution in respect of the preferred stock underlying those depositary shares in connection with our liquidation, dissolution or winding up and the distribution has been distributed to the holders of the related depositary receipts; or

•	each share of related preferred stock has been converted into our capital stock not so represented by depositary shares.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay the preferred stock depositary’s fees and charges in connection with the initial deposit of the preferred stock and initial issuance of depositary receipts and any redemption or conversion of the preferred stock. Holders of depositary receipts will pay all other transfer and other taxes, governmental charges and fees and charges of the preferred stock depositary that are not expressly provided for in the deposit agreement.

Resignation and Removal of Depositary

A preferred stock depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove any preferred stock depositary. Any such resignation or removal will take effect upon the appointment of a successor preferred stock depositary and that successor preferred stock depositary’s acceptance of the appointment. The successor preferred stock depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

Miscellaneous

The preferred stock depositary will forward all reports and communications which we deliver to the preferred stock depositary and which we are required or otherwise determine to furnish to holders of the preferred stock.

Neither we nor any preferred stock depositary will be liable if we are or it is prevented or delayed by law or any circumstance beyond our or its control in performing our or its obligations under a deposit agreement. Our obligations and the obligations of any preferred stock depositary under a deposit agreement will be limited to performing in good faith our and its respective duties thereunder (in the case of any action or inaction in the voting of a class or series of preferred stock represented by the depositary shares), gross negligence or willful misconduct excepted. We and any preferred stock depositary will not be obligated under the deposit agreement to prosecute or defend any legal proceeding in respect of any depositary shares, depositary receipts or shares of any preferred stock represented thereby unless satisfactory indemnity is furnished. We and the preferred stock depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock for deposit, holders of depositary receipts or other persons believed to be competent to give such information and on documents believed to be genuine and to have been signed and presented by the proper party or parties.

DESCRIPTION OF WARRANTS

We may issue warrants from time to time in one or more series. The following description summarizes the general terms and provisions of the warrants we may offer pursuant to this prospectus that are common to all series. The specific terms relating to any series of our warrants that we offer will be described in a prospectus supplement, which you should read. Because the terms of specific series of warrants offered may differ from the general information that we have provided below, you should rely on information in the applicable prospectus supplement that contradicts any information below. The summary below is not complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the applicable warrant agreement relating to each series of warrants, which will be in the form filed as an exhibit to or incorporated by reference in the registration statement of which this prospectus is a part at or prior to the time of the issuance of such series of warrants.

General

We may issue warrants to purchase common stock, preferred stock, depositary shares, debt securities or any combination thereof, which we refer to in this prospectus, collectively, as the ‘‘underlying warrant securities.’’ The warrants may be issued independently or together with any series of underlying warrant securities and may be attached or separate from the underlying warrant securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

The applicable prospectus supplement will describe the terms of any series of warrants in respect of which this prospectus is being delivered, including the following:

•	the title of the warrants;

•	the aggregate number of warrants;

•	the price or prices at which the warrants will be issued;

•	the currency or currencies in which the price of the warrants may be payable;

•	the designation and terms of the underlying warrant securities purchasable upon exercise of the warrants and the number of such underlying warrant securities issuable upon exercise of the warrants;

•	the price at which and the currency or currencies, including composite currencies, in which the underlying warrant securities purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants will commence and the date on which that right will expire (subject to any extension);

•	whether the warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of the warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the underlying warrant securities with which the warrants are issued and the number of the warrants issued with each underlying warrant security;

•	if applicable, the date on and after which the warrants and the related underlying warrant securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of the material United States federal income tax considerations applicable to the issuance or exercise of the warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Amendments and Supplements to Warrant Agreement

The warrant agreement for a series of warrants may be amended or supplemented without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not adversely affect the interests of the holders of the warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS
AND STOCK PURCHASE UNITS

We may issue stock purchase contracts and/or stock purchase units from time to time. The following description summarizes the general terms and provisions of the stock purchase contracts and/or stock purchase units that we may offer pursuant to this prospectus. The specific terms relating to any stock purchase contracts and/or stock purchase units that we offer will be described in a prospectus supplement, which you should read. Because the terms of the specific stock purchase contracts and/or stock purchase units offered may differ from the general information that we have provided below, you should rely on information in the applicable prospectus supplement that contradicts any information below. The summary below is not complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the applicable stock purchase contract or stock purchase unit agreement, which will be in the form filed as an exhibit to or incorporated by reference in the registration statement of which this prospectus is a part at or prior to the time of the issuance of those stock purchase contracts or stock purchase units, as well as, if applicable, any collateral arrangements or depositary arrangements relating to those stock purchase contracts or stock purchase units.

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to holders, a specified number of shares of common stock, preferred stock or depositary shares at a future date. The consideration per share of common stock, preferred stock or depositary shares may be fixed at the time that the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. Any such formula may include anti-dilution provisions to adjust the number of shares issuable pursuant to such stock purchase contract upon the occurrence of certain events. The stock purchase contracts may be issued separately or as a part of units, which we refer to as stock purchase units, consisting of a stock purchase contract and our debt securities or debt obligations of third parties, including United States Treasury securities, in each case securing holders’ obligations to purchase common stock, preferred stock or depositary shares under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to holders of the stock purchase units, or vice versa, and such payments may be unsecured or prefunded. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner.

DESCRIPTION OF SUBSCRIPTION RIGHTS

We may issue subscription rights from time to time. The following description summarizes the general terms and provisions of the subscription rights that we may offer pursuant to this prospectus. The specific terms relating to any subscription rights that we offer will be described in a prospectus supplement, which you should read. Because the terms of the specific subscription rights offered may differ from the general information that we have provided below, you should rely on information in the applicable prospectus supplement that contradicts any information below. The summary below is not complete and is subject to, and qualified in its entirety by reference to, the provisions of the applicable prospectus supplement.

General

We may issue subscription rights to purchase common stock, preferred stock, depositary shares or warrants to purchase preferred stock, common stock or depositary shares. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights. In connection with any subscription rights offering to our stockholders, we may enter into a standby underwriting arrangement with one or more underwriters pursuant to which such underwriters will purchase any offered securities remaining unsubscribed for after such subscription rights offering. In connection with a subscription rights offering to our stockholders, we will distribute certificates evidencing the subscription rights and a prospectus supplement to our stockholders on the record date that we set for receiving subscription rights in such subscription rights offering.

The applicable prospectus supplement will describe the terms of any subscription rights in respect of which this prospectus is being delivered, including the following:

•	the title of the subscription rights;

•	the securities for which the subscription rights will be exercisable;

•	the exercise price for the subscription rights;

•	the number of the subscription rights issuable to each stockholder;

•	the extent to which the subscription rights will be transferable;

•	the date on which the right to exercise the subscription rights will commence and the date on which the rights will expire (subject to any extension);

•	the extent to which the subscription rights will include an over-subscription privilege with respect to unsubscribed securities;

•	if applicable, the material terms of any standby underwriting or other purchase arrangement that we may enter into in connection with the subscription rights offering;

•	if applicable, a discussion of the material United States federal income tax considerations applicable to the issuance or exercise of the subscription rights; and

•	any other terms of the subscription rights, including terms, procedures and limitations relating to the exchange and exercise of the subscription rights.

Exercise of Subscription Rights

Each subscription right will entitle the holder of the subscription right to purchase for cash such amount of shares of common stock, preferred stock, depositary shares, warrants or any combination thereof, at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights will become void.

Subscription rights may be exercised as set forth in the prospectus supplement relating to the subscription rights offered thereby. Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement, we will forward, as soon as practicable, the shares of common stock or preferred stock, depositary shares or warrants purchasable upon such exercise. We may determine to offer any unsubscribed offered securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting arrangements, as set forth in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

We may sell the securities being offered hereby in one or more of the following ways from time to time:

•	through agents to the public or to investors;

•	to underwriters for resale to the public or to investors;

•	directly to investors; or

•	through a combination of any of these methods of sale.

We will set forth in a prospectus supplement the terms of that particular offering of securities, including:

•	the name or names of any agents or underwriters;

•	the purchase price of the securities being offered and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges or markets on which such securities may be listed.

Agents

We may designate agents who agree to use their reasonable efforts to solicit purchases of our securities for the period of their appointment or to sell our securities on a continuing basis.

Underwriters

If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters will be obligated to purchase all the securities of the series offered if they purchase any of the securities of that series. We may change from time to time any initial public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship. We will describe the nature of any such relationship in any prospectus supplement naming any such underwriter.

Direct Sales

We may also sell securities directly to one or more purchasers without using underwriters or agents. Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us in the ordinary course of their businesses.

Trading Markets and Listing of Securities

Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than our common stock, which is listed on The Nasdaq National Market. We may elect to list any other class or series of securities on any exchange or market, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

Stabilization Activities

Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of these activities at any time.

Passive Market Marking

Any underwriters who are qualified market markers on The Nasdaq National Market may engage in passive market making transactions in the securities on The Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the securities. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

LEGAL MATTERS

Unless otherwise indicated in a prospectus supplement, the validity of the securities to be offered by this prospectus will be passed upon for us by Nixon Peabody LLP, New York, New York and for any agents, underwriters or dealers by Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements of JetBlue Airways Corporation appearing in JetBlue Airways Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2005 (including schedules appearing therein), and JetBlue Airways Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon (which conclude, among other things, that JetBlue Airways Corporation did not maintain effective internal control over financial reporting as of December 31, 2005, based on Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of the effects of a material weakness described therein) included therein, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.